Exhibit 99.1

CORPORACION AMERICA AIRPORTS ANNOUNCES 3Q20 RESULTS

Sequential monthly improvement in passenger traffic and cargo although still significantly impacted by Covid-19

Luxembourg, November 18, 2020— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management reported today its unaudited, consolidated results for the three-month and nine-month periods ended September 30, 2020. Financial results are expressed in millions of U.S. dollars and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”).

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29 (“IAS 29”), as detailed on Section “Hyperinflation Accounting in Argentina” on page 26.

Third Quarter 2020 Highlights

▪	Consolidated Revenues of $97.6 million, down 76.6% YoY. Excluding the impact of IFRS rule IAS 29, revenues declined 77.3%, or $338.6 million, to $99.4 million, mainly due to a $168.8 million drop in Aeronautical revenues and a $76.1 decline in Commercial revenues driven by the impact of the COVID-19 pandemic, coupled with lower construction service revenue in Argentina reflecting lower capex in the period

▪	Key operating metrics decreased YoY impacted by Covid-19, but showed improved sequentially:

▪	passenger traffic was 2.6 million, a 88.7% YoY decline, but up over 5x from 0.4 million in 2Q20
▪	cargo volume declined 46.8% YoY to 52.9 thousand tons, but improved 16.1% from 45.5 thousand tons in 2Q20
▪	aircraft movements reached 60.1 thousand, a 73.4% YoY decline but more than doubled from 28.5 thousand in 2Q20

▪	Operating Loss of $123.0 million compared to an operating gain of $61.8 million in 3Q19, primarily due to the impact of Covid-19 pandemic on revenues and a $58.8 million impairment loss in relation with Brazilian assets. In addition, in 3Q19 operating income was impacted by a bad debt provision of $23.1 million in Argentina.

▪	Adjusted EBITDA loss of $77.3 million on an “As Reported” basis, compared to Adjusted EBITDA of $99.9 million in 3Q19. Ex-IAS 29, Adjusted EBITDA was a loss of $77.8 million compared to $102.1 million in 3Q19. When excluding an impairment loss in 3Q20 and bad debt charges in 3Q19, Adjusted EBITDA improved to a loss of $19.0 million in 3Q20, from a loss of $33.2 million in 2Q20, but below Adjusted EBITDA of $125.2 million in 3Q19.

▪	On August 20, 2020, CAAP’s Argentine subsidiary successfully issued a $40 million local dollar-linked note with a 2-year maturity.

▪	During August 2020, the regulator in Italy granted a 2-year extension to all airport concessions in the country.

Subsequent Events

▪	On November 6, 2020, the Company’s Italian subsidiary announced it obtained an 85 million Euro bank loan from a pool of financial institutions, with a 6-year term and a 2-year grace period, guaranteed by the Italian public export credit insurance agency.

CEO Message

“While results this quarter remain impacted by the ongoing effects of the global Covid-19 pandemic, including travel restrictions and lower passenger demand, we have been seeing a gradual monthly improvement in passenger traffic, cargo volume and aircraft movements since May. This was mainly led by better trends in Brazil which continues to recover; further supported by higher activity in Italy during the summer.” noted Mr. Martín Eurnekian, CEO of Corporación América Airports.

“Over the past six months we have made significant progress on several fronts as we execute against the action plan established at the onset of this health crisis to mitigate the effects of the Covid-19 pandemic. First, we exceeded the cost reduction goals1 we established for the second and third quarter of this year lowering our cash operating costs excluding concession fees, by 48% in 3Q20 compared to the same period last year. Second, our operations in Argentina, Uruguay, Ecuador and Armenia achieved operating cash breakeven levels in the quarter. Third, we refinanced an important portion of our principal and interest payment. We also increased our liquidity position through new financings in Italy this month, and remain focused on strengthening our financial position. Finally, we continue to work with regulatory bodies and governments across our concessions to obtain compensation for the impact of this crisis.”

“Upholding high-safety standards is of paramount importance for us with several of our main airports already obtaining independent health certifications. Ezeiza airport in Argentina, along with our airports in Brasilia, Guayaquil and Galapagos are among the 100 airports worldwide that have obtained ACI’s recently launched “Airport Health Accreditation”. We are also working towards completing ACI’s certification for Montevideo Airport. Moreover, our airports in Pisa and Florence were the first in Italy to receive independent certification of health protocols. All other airports have been operating under these same strict health protocols that were developed in conjunction with the aviation industry, regulators and infectious disease experts to ensure the maximum health standards across our airport network. I am very proud of how our teams reacted rapidly to these unprecedented challenges to ensure the health and safety of employees and passengers across our operations.”

“Looking ahead, we remain cautious as we monitor the new outbreaks in Europe even though we expect to see improved performance in Latin America over the summer holidays. Longer term, our visibility remains low with a sustained recovery subject to consumers gaining confidence in the health protocols that have been established by the air travel industry worldwide, progressive lifting of government restrictions, the wide-spread availability of vaccines, and overall improved economic conditions.

1 Cash total operating costs and expenses excluding concession fees and construction service cost.

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	3Q20 as reported	3Q19 as reported	% Var as reported	IAS 29 3Q20	3Q20 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	2.6	22.7	-88.7%	-	2.6	22.7	-88.7%
Revenue	97.6	417.1	-76.6%	-1.8	99.4	438.0	-77.3%
Aeronautical Revenues	23.8	184.8	-87.1%	0.2	23.6	192.4	-87.8%
Non-Aeronautical Revenues	73.8	232.3	-68.2%	-2.0	75.8	245.7	-69.1%
Revenue excluding construction service	75.8	308.8	-75.5%	0.2	75.6	320.8	-76.4%
Operating (Loss) / Income	-123.0	61.8	-299.1%	-19.0	-104.1	76.6	-235.8%
Operating Margin	-126.1%	14.8%	-14,090 bps	-	-104.7%	17.5%	-12,220 bps
Net (Loss) / Income Attributable to Owners of the Parent	-143.3	-24.6	482.4%	2.1	-145.3	-25.2	476.7%
EPS (US$)	-0.90	-0.15	496.9%	0.01	-0.91	-0.16	467.6%
Adjusted EBITDA	-77.3	99.9	-177.4%	0.5	-77.8	102.1	-176.2%
Adjusted EBITDA Margin	-79.2%	23.9%	-10,312 bps	-	-78.2%	23.3%	-10,154 bps
Adjusted EBITDA Margin excluding Construction Service	-102.9%	32.3%	-13,523 bps	-	-103.8%	31.7%	-13,552 bps
Net Debt to LTM Adjusted EBITDA	31.51x	2.14x	n.m	-	-	-	-
Net Debt to LTM Adjusted EBITDA excl. impairment on intangible assets (3)	7.35x	2.14x	n.m	-	-	-	-

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	LTM Adjusted EBITDA excluding impairments of intangible assets

Operating & Financial Highlights

(In millions of U.S. dollars, unless otherwise noted)

	9M20 as reported	9M19 as reported	% Var as reported	IAS 29 9M20	9M20 ex IAS 29	9M19 ex IAS 29	% Var ex IAS 29
Passenger Traffic (Million Passengers) (1)(2)	20.1	63.3	-68.2%	-	20.1	63.3	-68.2%
Revenue	475.8	1129.2	-57.9%	-13.7	489.5	1207.8	-59.5%
Aeronautical Revenues	183.4	530.0	-65.4%	-4.7	188.1	563.0	-66.6%
Non-Aeronautical Revenues	292.4	599.2	-51.2%	-8.9	301.4	644.8	-53.3%
Revenue excluding construction service	379.0	880.3	-56.9%	-8.1	387.1	932.4	-58.5%
Operating Income	-168.6	202.8	-183.1%	-61.3	-107.3	258.5	-141.5%
Operating Margin	-35.4%	18.0%	-5,343 bps	-	-21.9%	21.4%	-4,332 bps
Net (Loss) / Income Attributable to Owners of the Parent	-213.8	42.8	-599.5%	-4.1	-209.7	-9.9	2,017.7%
EPS (US$)	-1.34	0.27	-594.8%	-0.03	-1.31	0.33	-497.0%
Adjusted EBITDA	-31.4	317.1	-109.9%	-0.3	-31.1	337.1	-109.2%
Adjusted EBITDA Margin	-6.6%	28.1%	-3,469 bps	-	-6.3%	27.9%	-3,424 bps
Adjusted EBITDA Margin excluding Construction Service	-8.7%	35.8%	-4,449 bps	-	-8.4%	36.0%	-4,443 bps

Note: Figures in historical dollars (excluding IAS29) are included for comparison purposes.

1)	See Footnote 1 in previous table.
2)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Update on Action Plan to Mitigate Impact of COVID-19

Governmental Flight Restrictions

The recent COVID-19 virus outbreak has generated a disruption in the global economy, and in particular, the aviation industry resulting in drastic reductions in passenger traffic. During March 2020, several governments around the world, implemented measures to contain the spread, including the closing of borders and prohibition of travel, domestic lockdowns and quarantine measures. While the governments across the Company’s countries of operations have been relaxing some of these flight restrictions in recent months, the overall situation remains volatile, as governments worldwide adjust travel bans or implement requirements to enter or leave their countries, including quarantines or negative Covid-19 PCR tests, based on the evolution of the sanitary situation.

•	Currently, in Argentina borders remain closed to foreigners with the exception of citizens from neighboring countries, with certain requirements. Domestic flights for essential workers or specific work or health-related reasons are permitted starting October 22.

•	In Italy, commercial operations restarted the first week of June with restrictions for travelers coming from, or that visited or transited certain countries.

•	Uruguay restarted air travel in the first week of July, although borders remain closed to non-resident foreigners, with certain exemptions, and requirements upon entry.

•	In Brazil, commercial operations never stopped, with passenger traffic showing sequential increases since June.

•	In Armenia, restrictions on air travel were lifted mid-September, although some requirements apply upon entry.

•	Commercial operations in Ecuador restarted during the first week of June, although certain requirements apply.

Impact of COVID-19 on CAAP’s Passenger Traffic and Cargo activity

The Company’s operations have been severely impacted by the prolonged flight restrictions in most countries of operations as well as flight bans in many other countries worldwide. Total passenger traffic in July 2020 declined 92.9% year-on-year, showing a slight recovery in August and September, with declines of 88.8% and 84.1%, respectively. Commercial flights restarted in most countries of operations, with certain restrictions. By contrast, in Argentina, international flights are still operating under a special regime, and domestic flights are restricted to essential workers and passengers with special permits. Cargo activity was also impacted, with cargo volume declining 53.2% year-on-year in July 2020, improving sequentially to a drop of 45.8% YoY in August and a 40.9% decline in September.

Implementation of Mitigation Initiatives Focused on Preserving Financial Position

The crisis committee, composed of the Company’s CEO and operating CEOs of each subsidiary, continues to assess operations, with the goal of enhancing the sustainability of the Company’s business. CAAP continued to make progress on its action plan focused on:

•	Employees and passengers: The Company has further enhanced safety and hygiene protocols across its airports to protect the well-being of passengers and operating personnel. As travel bans are lifted and commercial flights resume across all countries, CAAP developed and established customized protocols to ensure the maximum health standards across the Company’s airport network. These protocols were approved by the respective regulatory agencies and health authorities. These include sanitization and social distance measures, screening and biocontrol procedures for all passengers travelling through our airports. Ezeiza airport in Argentina, along with CAAP’s airports in Brasilia, Guayaquil and Galápagos are among the 100 airports worldwide that obtained ACI’s recently launched “Airport Health Accreditation”. The Company is working towards completing the certification of Montevideo airport, in Uruguay. In addition, Pisa and Florence airports were the first in Italy to receive independent certification of health protocols back in July.

•	Cost controls and cash preservation measures: CAAP has made progress on lowering operating costs by:

o	Reducing personnel expenses in Brazil, Uruguay, Italy and Armenia, including lay-offs, salary reductions, placing operating employees on furlough and/or reduction of working hours. In Argentina, the Company received government assistance to cover a portion of salaries since April to October. This assistance is expected to be extended during the remainder of 2020.

o	Lowering maintenance and other operating expenses, through the revision of maintenance contracts across all countries of operations. While CAAP expects to benefit from these reductions in the coming quarters, it also expects to see some increases in payroll and maintenance and other operating costs as traffic continues to recover.

As a result of these combined measures, the Company achieved a 48% year-on-year reduction in cash operating costs and expenses in the quarter, following a 51% year-on-year reduction in 2Q20, beating its 43% reduction target in both quarters. Note this excludes concession fees and construction costs.

The Company also continues to aggressively manage its working capital by negotiating with its suppliers the extension of payment terms and reducing its capex program.

•	Negotiations with regulatory bodies and government support: The Company advanced on the renegotiations of concession fee payments with regulatory bodies:

o	In Brazil, last March the regulator approved the deferral to December 2020 of the variable and fixed concession fee payments that were due May and July, respectively. Recently CAAP, applied for the refinancing of 50% of this annual concession fee payment due December 2020.

o	In Italy, last March the Company obtained regulatory approval to defer until January 2021 the semi-annual concession fee payment originally due July 2020 and in August, CAAP also obtained a government grant for a total of Eur. 20 million to be deployed over a two-year period.

o	Negotiations with regulators are still ongoing in Ecuador and Uruguay in relation with the payment of the concession fee.

•	Re-equilibrium of the concession agreements:

o	Concession contracts in Argentina, Armenia and Italy allow for guaranteed returns. In Italy, during 2Q20, the regulator granted a 2-year extension to all airport concessions in the country.

o	The concession contracts in Brazil and Ecuador have force majeure re-equilibrium clauses. In Brazil, in 3020 the Company filed a formal request in connection with the economic re-equilibrium of the Brasilia and Natal concessions, while in Ecuador it filed a request in 2Q20 for an economic re-equilibrium process of the Guayaquil concession. In both countries, the company is moving forward with the process.

o	In Uruguay during 2Q20 the Company started the process to request an economic compensation to mitigate the impact of Covid-19 in the Montevideo concession.

•	The amounts and mechanisms for compensation will be negotiated with authorities.

Financial position and liquidity: As cash preservation is a critical focus, the Company has taken the following measures:

•	As a result of renegotiations with debt holders and banks, in May the Company deferred or refinanced a total of $126 million dollars in principal and interest payments as follows:

o	In Argentina, the Company completed an exchange offer for its $400 million international notes due 2027, with 86.73% of the principal amount tendered for exchange, resulting in a deferral of a total of $60 million dollars in principal and interest payments originally due until February 2021. It also deferred a total of $36.6 million dollars in principal due 2020 in connection with its $120 million Credit Facility and a $10 million bilateral loan.

o	In Uruguay, the Company executed an exchange offer for its $200 million notes due 2032, and obtained 93.60% of the principal amount tendered for exchange. As a result, CAAP has the option to defer up to $20.5 million dollars in principal and interest payments originally due until June 2021. In addition, the Company deferred a total of $8.7 million in principal payments due 2020 under local notes.

•	Since April, cancelled all non-mandatory capital investments and deferred non-priority projects. In 3Q20, $27.4 million were invested in capital expenditures, which included a carry-over from the first quarter and certain mandatory capex.

•	Implemented a set of cost control measures that achieved a significant reduction in cash operating costs in 2Q20 and 3Q20. The Company remains focused on obtaining additional efficiencies, while closely monitoring the increase of operating expenses as operations resume across all countries. Moreover, CAAP negotiated payment terms with suppliers to limit additional cash outflows.

•	Suspended dividends to third parties in the concessions in Italy and Ecuador for an amount of $17 million dollars. Moreover, CAAP currently does not pay corporate dividends and the Company does not have in place a share repurchase program either.

•	CAAP continues to work closely with the financial community to preserve the Company’s liquidity and financial flexibility. During 3Q20, the Company secured additional financing in Argentina through a $40 million dollar-linked local bond at a 0% interest rate with a 2-year maturity. Subsequent to quarter-end, CAAP’s Italian subsidiary obtained an 85 million Euro bank loan, with a 6-year term and a 2-year grace period, guaranteed by the Italian public export credit insurance agency. In addition, In Brazil, CAAP obtained an additional 6-month deferral of its debt with BNDES.

As a result of the strong cost reduction and cash preservation initiatives, CAAP managed to significantly reduce operating cash burn, reaching cash break-even levels in Argentina and Uruguay during the last two quarters and, also in Ecuador and Armenia during the third quarter.

3Q20 Operating Performance

Passenger Traffic

Total passenger traffic declined 88.7% YoY to 2.6 million passengers, primarily reflecting continued government-imposed travel restrictions started March 2020 together with a drop in overall demand. International traffic declined by 90.6% YoY, while domestic traffic dropped 89.9% YoY. Sequentially, however, passenger traffic improved the 97.8% drop experienced in 2Q20, mainly driven by higher traffic in Brazil and Italy.

Traffic dynamics in Argentina remained affected by the government´s ban on domestic travel and closure of borders to foreigners. Total passenger traffic decreased 99.3% YoY with declines of 98.3% in international passenger traffic, reflecting international special flights, and 99.7% in domestic passenger traffic. In addition, Aeroparque Airport remains closed since August 1, 2020 to carry out works in the runway and terminal building and is expected to open approximately in February, 2021. Subsequent to quarter-end, domestic flights for essential workers or specific work or health-related reasons were permitted. Moreover, starting November, although borders are still closed, foreigners from neighboring countries are allowed to entry with certain requirements.

In Italy, passenger traffic declined 73.0% YoY, reflecting an improvement from the 99.0% decline in 2Q20, due to increased demand during the summer break, mainly to domestic destinations. Domestic traffic was down 48.0%, while international traffic declined 78.5% YoY. Traffic at Florence airport was down 76.7% YoY and traffic at Pisa Airport down 71.2% YoY.

In Brazil, total passenger traffic dropped 69.4% YoY, up from the 94.3% decline in 2Q20. Domestic passenger traffic declined 68.4% YoY signaling an improvement from the 94.3% YoY drop in 2Q20. International traffic dropped 98.5% YoY as operations restarted at Brasilia Airport during the month of September, with low demand.

In Uruguay, passenger traffic declined 95.4% YoY mainly due to containment measures implemented in Mid-March by the government, restricting the entrance of foreigners. Commercial operations restarted the first week of July, although borders remain close to non-resident foreigners with certain exemptions and travel demand is still low.

In Armenia, passenger traffic dropped 91.4% YoY reflecting travel bans imposed late March that continued through mid-September, when commercial operations were allowed to restart, with certain restrictions.

In Ecuador, total passenger traffic declined 86.8% YoY, following the restart of international and domestic commercial flights in June.

Domestic passenger traffic, which accounted for 50.7% of total traffic, declined 89.9% YoY principally driven by a drop of 99.3% passengers in Argentina. International passenger traffic, which represented 28.8% of total traffic, posted a 90.6% YoY decline in the period, with declines across all segments.

Cargo Volume

Cargo volume decreased 46.8% YoY in 3Q20, mainly due to declines of 42.1% in Argentina, 72.7% in Brazil, 74.0% in Ecuador, 13.9% in Uruguay and 12.0% in Armenia; partially offset by a 4.5% increase in Italy, as a result of increased sanitary items to fight the COVID-19 pandemic.

Aircraft Movements

Total aircraft movements declined 73.4% YoY in 3Q20, driven by decreases across all segments, due to travel restrictions: 84.5% in Argentina, 53.0% in Italy, 56.6% in Brazil, 71.9% in Uruguay, 62.5% in Ecuador, 82.3% in Armenia and 79.7% in Peru.

Tables with detailed passenger traffic, cargo volume and aircraft movement information for each airport can be found on page 29 of this report.

Operational Statistics: Passenger Traffic, Cargo Volume and Aircraft Movements

	3Q20	3Q19	% Var.
Domestic Passengers (in millions) (1)	1.3	12.8	-89.9%
International Passengers (in millions) (1)(2)	0.7	7.8	-90.6%
Transit Passengers (in millions) (1)(2)	0.5	2.1	-74.8%
Total Passengers (in millions)	2.6	22.7	-88.7%
Cargo Volume (in thousands of tons)	52.9	99.4	-46.8%
Total Aircraft Movements (in thousands)	60.1	225.7	-73.4%

Passenger Traffic Breakdown				Cargo Volume			Aircraft Movements
Country	3Q20	3Q19	% Var.	3Q20	3Q19	% Var.	3Q20	3Q19	% Var.
	(in millions)			(in thousands of tons)			(in thousands)
Argentina(1)	0.1	11.5	-99.3%	31.0	53.5	-42.1%	18.0	116.1	-84.5%
Italy	0.7	2.7	-73.0%	3.2	3.1	4.5%	11.7	24.9	-53.0%
Brazil (2)	1.4	4.7	-69.4%	5.7	21.0	-72.7%	17.8	40.9	-56.6%
Uruguay	0.0	0.5	-95.4%	5.9	6.8	-13.9%	1.8	6.3	-71.9%
Ecuador (3)	0.2	1.2	-86.8%	2.1	8.2	-74.0%	7.5	20.0	-62.5%
Armenia	0.1	1.1	-91.4%	4.8	5.4	-12.0%	1.6	9.0	-82.3%
Peru (4)	0.0	1.0	-95.5%	0.2	1.4	-87.4%	1.7	8.4	-79.7%
TOTAL	2.6	22.7	-88.7%	52.9	99.4	-46.8%	60.1	225.7	-73.4%
1)	See Note 1 in Table " Operating & Financial Highlights”
2)	Starting November 2019, the Company has reclassified its passenger traffic figures for Brasilia Airport between international and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	CAAP owns 99.9% of ECOGAL which operates and maintains the Galapagos Airport, but due to the terms of the concession agreement, ECOGAL’s results are accounted for by the equity method. However, 100% of ECOGAL’s passenger traffic and aircraft movements are included in this table.
4)	CAAP owns 50.0% of AAP and accounts for its results by the equity method. However, 100% of AAP’s passenger traffic and aircraft movements are included in this table.

Review of Consolidated Results

Results for AAP Airports, the five airports CAAP operates in Peru, and ECOGAL which operates the Galapagos Airport in Ecuador, are accounted for under the equity method.

Commencing 3Q18, the Company began reporting results of its Argentinean subsidiaries applying Hyperinflation Accounting, in accordance to IFRS rule IAS 29, as detailed on Section “Hyperinflation Accounting in Argentina” on page 26.

Revenues

Consolidated Revenues decreased 76.6% YoY, or $319.5 million, to $97.6 million in 3Q20, while consolidated revenues excluding the impact of IAS 29 dropped 77.3%, or $338.6 million, to $99.4 million. Excluding Construction Services, consolidated revenues would have declined 75.5% YoY to $75.8 million on an ‘As Reported’ basis, and 76.4% to $75.6 million when also excluding the impact of IAS 29. This was mainly driven by lower revenues ex-construction across all segments, reflecting the impacts of the COVID-19 pandemic and currency depreciation in Brazil, Argentina and Uruguay.

Revenues in Argentina declined 79.2% YoY, or $210.5 million, to $55.2 million excluding IAS29, reflecting the following declines: i) 95.4%, or $94.9 million, in Aeronautical revenues due to lower overall passenger traffic, ii) 80.4%, or $83.8 million, in Construction Services revenues as a result of lower capex in the period, and iii) 51.2%, or $31.7 million, in Commercial revenues primarily a 96.2%, or $16.12 million, contraction of passenger-related services revenues, including Duty free, Parking, VIP Lounges and F&B revenues, resulting from the decline in passenger traffic, a 15.8%, or $4.9 million, decline in cargo revenues, and an 85.2%, or $3.4 million, decline in revenues from rental of spaces related to discounts granted to airlines. Revenues were also impacted by the Argentine peso depreciation on the share of local currency denominated revenues.

Revenues in Italy declined 62.8% YoY, or $26.8 million, to $15.8 million, primarily reflecting decreases of 66.3%, or $19.2 million, in Aeronautical revenues in line with lower passenger traffic, and 60.3%, or $6.9 million, in Commercial revenues due to a reduction in passenger-related services, mainly Parking, F&B, VIP Lounge and car rental revenues.

In Brazil, revenues declined 68.6%, or $19.5 million, to $8.9 million, mainly driven by a 78.4% drop in Aeronautical revenues and a 59.4% drop in Commercial revenues, as a result of lower passenger traffic, also impacted by a 35.5% depreciation of the Real against the US dollar in the period. In local currency, total revenues dropped 57.5%, mainly driven by a 70.8% decline in Aeronautical revenues following lower passenger traffic, and a 44.9% drop in Commercial revenues as a result of declines in VIP Lounges, F&B and Retail Stores revenues, and certain discounts granted to tenants due to lower activity, together with lower Rental of space revenues, as a result of the closure of operations of certain clients and discounts granted.

Revenues in Uruguay declined 70.3%, or $19.7 million, to $8.3 million, mainly driven a 93.5%, or $13.5 million, decline in Aeronautical revenues due to lower passenger traffic in the period, and a 54.7%, or $6.5 million, drop in Commercial revenues mainly reflecting a drop in Duty Free shops and VIP lounges revenues.

In Armenia, revenues fell 87.7% YoY, or $36.7 million, to $5.2 million, driven by an 86.0%, or $18.7 million, contraction in Commercial revenues, mainly driven by lower fueling revenues, coupled with an 89.0%, or $15.5 million, decline in Aeronautical revenues reflecting lower passenger traffic. Revenues in Ecuador decreased 81.0% YoY, or $25.3 million, to $5.9 million, as a result of an 81.7%, or $14.9 million, decline in Aeronautical revenues and a 57.0%, or $3.3 million, drop in Commercial revenues, together with a 98.1%, or $7.1 million, decline in Construction Service revenues reflecting lower capex over the period.

Revenues by Segment (in US$ million)

Country	3Q20 as reported	3Q19 as reported	% Var as reported	IAS 29 3Q20	3Q20 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Argentina	53.4	244.7	-78.2%	-1.8	55.2	265.7	-79.2%
Italy	15.8	42.6	-62.8%	-	15.8	42.6	-62.8%
Brazil	8.9	28.4	-68.6%	-	8.9	28.4	-68.6%
Uruguay	8.3	28.0	-70.3%	-	8.3	28.0	-70.3%
Armenia	5.2	41.9	-87.7%	-	5.2	41.9	-87.7%
Ecuador (1)	5.9	31.3	-81.0%	-	5.9	31.3	-81.0%
Unallocated	0.0	0.2	-98.6%	-	0.0	0.2	-98.6%
Total consolidated revenue (2)	97.6	417.1	-76.6%	-1.8	99.4	438.0	-77.3%

1 Only includes Guayaquil Airport.

2 Excluding Construction Service revenue, ‘As reported’ revenues declined 76.6% YoY in Argentina, 64.2% in Italy, 68.6% in Brazil, 75.8% in Uruguay, 87.3% in Armenia and 75.8% in Ecuador.

Revenue Breakdown (in US$ million)

	3Q20 as reported	3Q19 as reported	% Var as reported	IAS 29 3Q20	3Q20 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	23.8	184.8	-87.1%	0.2	23.6	192.4	-87.8%
Non-aeronautical Revenue	73.8	232.3	-68.2%	-2.0	75.8	245.7	-69.1%
Commercial revenue	51.5	123.3	-58.2%	0.0	51.5	127.7	-59.6%
Construction service revenue (1)	21.8	108.2	-79.9%	-2.0	23.8	117.3	-79.7%
Other revenue	0.5	0.7	-32.3%	-	0.5	0.7	-32.3%
Total Consolidated Revenue	97.6	417.1	-76.6%	-1.8	99.4	438.0	-77.3%
Total Revenue excluding Construction Service revenue (2)	75.8	308.8	-75.5%	0.2	75.6	320.8	-76.4%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical revenues accounted for 24.4% of total revenues and declined 87.1% YoY to $23.8 million. Had IAS 29 not been applied, Aeronautical Revenues would have decreased 87.8% YoY, or $168.8 million, as a result of the severe declines in passenger traffic from the COVID-19 crisis, across most operations. During the quarter, aeronautical revenue reported declines of 95.4%, or $94.9 million, in Argentina, 66.3%, or $19.2 million, in Italy, $15.5 million in Armenia, and 81.7%, or $14.9 million, in Ecuador. Moreover, Uruguay declined 93.5%, or $13.5 million, while Brazil declined 78.4%, or $10.8 million.

Non-Aeronautical Revenues accounted for 75.6% of total revenues, and declined 68.2% YoY, or $158.5 million, to $73.8 million. Had IAS 29 not been applied, Non-aeronautical revenues would have dropped 69.1% YoY, or $169.9 million, to $75.8 million, mainly driven by:

A 79.7% YoY, or $93.5 million, decline in Construction Service Revenue, to $23.8 million, reflecting construction revenues of $20.4 million in Argentina, as well as $2.0 million and $1.1 million in Uruguay and Italy, respectively.

A 59.6% YoY, or $76.2 million, decline in Commercial Revenues, to $51.5 million, mainly attributed to the following declines: (i) 51.2%, or $31.7 million, in Argentina as a result of lower passenger-related services, including Duty free, Parking, VIP Lounges and F&B revenues, and, to a lesser extent, lower cargo revenues following a decline in cargo volumes and lower Rental of Space reflecting discounts granted to tenants, coupled with the impact of the Argentine peso depreciation on the share of local currency denominated revenues, (ii) 86.0%, or $18.7 million, in Armenia due to an 89.8% decline in fueling services, and to a lesser extent, a drop in Duty Free and VIP lounge revenues, (iii) 59.4%, or $8.7 million, in Brazil due to lower F&B and VIP lounge revenues coupled with the impact of currency depreciation. Moreover, Commercial Revenues declined 60.3%, or $6.9 million, in Italy, 54.7%, or $6.5 million, in Uruguay, and 57.0%, or $3.3 million, in Ecuador, all due to lower revenues from the decline in passenger traffic.

Excluding Construction Service Revenue, Non-aeronautical Revenues would have declined 58.1% YoY to $52.0 million. Had IAS 29 not been applied, Non-aeronautical revenues excluding Construction Service Revenue would have declined 59.5% YoY, or $76.4 million, to $52.0 million.

Operating Costs and Expenses

During 3Q20, Operating Costs and Expenses decreased 38.2% YoY, or $137.3 million, to $221.8 million. Had IAS 29 not been applied, Operating Costs and Expenses would have declined 44.0% YoY, or $160.9 million, to $204.6 million, mainly reflecting a decrease in Construction Service Cost from lower capital expenditures, lower SG&A reflecting easier comparisons as a bad debt charge was recognized in 3Q19, a decline in Concession Fees in line with revenues and lower Salaries and Social Security Contributions reflecting furlough schemes and currency depreciation in Argentina, Brazil and Uruguay. This was partially offset by a $61.5 million YoY increase in Other Expenses, mainly driven by non-cash impairment losses in relation with Brazilian assets.

Cost of Services fell 52.9% YoY, or $160.3 million, to $142.5 million. Excluding IAS29, Cost of Services would have declined 58.7% YoY, or $179.2 million, to $126.2 million, mainly reflection the following declines:

▪	An 80.3%, or $93.9 million, in Construction Service Cost, primarily due to an $83.8 million drop in Argentina, $7.1 million in Ecuador and $2.4 million, in Armenia , reflecting lower capex in the period,

▪	A 70.8%, or $30.7 million, in Concession Fees, mainly reflecting declines of $18.8 million in Argentina, $7.3 in Ecuador, $2.2 million in Uruguay, and $1.3 in Italy, all in line with lower revenues, together with a reduction of $1.2 million in Brazil, related to the passenger curve used to calculate the amortization of intangible asset, coupled with currency depreciation.

▪	A 40.5%, or $19.3 million, in Salaries and Social Security Contributions, driven by (i) a 51.3%, or $11.8 million, decline in Argentina benefitting from government’s assistance in an amount of $2.7M, together with a reduction in salaries and a furlough scheme under which no social contributions are required to be paid, coupled with local currency depreciation, (ii) a 35.2%, or $4.1 million, reduction in Italy, mainly as a result of the furlough scheme for a portion of the employees, (iii) a 32.3%, or $1.8 million, decline in Brazil driven by lay-offs, salary reductions, furloughs and reduction of working hours, coupled with the depreciation of the Brazilian Real, (iv) a 21.0%, or $0.8 million, decline in Uruguay driven by furloughs in the workforce, together with currency depreciation, and (v) a 37.0%, or $0.8 million, decline in Armenia driven by reduction of operational staff, furloughs and salary reductions.

▪	An 87.9%, or 12.2 million, in Cost of Fuel, driven by a decline in volume of fuel sold to airlines in Armenia, in line with the decrease in flights.

▪	A 26.8%, or $8.6 million, in Maintenance Expenses, as a result of reductions of 19.7%, or $4.6 million, in Argentina, 63.9%, or $1.7 million in Uruguay, and a58.6%, or $1.2 million, in Brazil, resulting from the renegotiation with suppliers to reduce the scope of the certain services, including cleaning, security, maintenance of equipment and others, as part of the set of measures implemented to mitigate the impact of the pandemic, coupled with the depreciation of the local currencies against the US dollar.

▪	A 44.4%, or $7.4 million decline in Services and Fees, mainly reflecting decreases of 59.4%, or $2.8 million, in Argentina, 35.4%, or $2.2 million, in Italy, and 57.9%, or $2.0 million, in Brazil, attributed to suspension of certain services and renegotiation of scope and fees with suppliers, coupled with local currency depreciation in Argentina and Brazil.

Excluding Construction Service cost, Cost of Services would have declined 37.7% YoY, or $73.4 million, to $121.4 million. When also excluding the impact of IAS29, Cost of Services would have declined 45.2%, or $85.2 million, to $103.2 million.

Selling, General and Administrative Expenses (“SG&A”) declined 70.5% YoY, or $39.2 million, to $16.4 million in 3Q20 on an ‘As reported’ basis, and 72.8%, or $43.3 million, to $16.1 million when excluding the impact of IAS 29, reflecting the following declines:

▪	$23.2 million in Bad Debt charges, mainly reflecting easier comparisons as a $23.1 million bad debt charge was recognized in 3Q19 in Argentina, in relation with past due commercial revenues and aircraft fees from the national carrier,

▪	74.6%, or $7.6 million, in Taxes, mainly reflecting a $7.3 million reduction in sales taxes in Argentina driven by lower revenues,

▪	36.8%, or $3.6 million, in Services and Fees reflecting lower professional fees in Ecuador, lower management services in Armenia, as well as a drop in utilities costs in Italy, and

▪	43.7%, or $3.2 million, in Salaries and Social Security Contributions, primarily driven by: i) a 42.6%, or $1.2 million, decline in Argentina due to benefits granted by the government and a reduction in salaries, coupled with currency depreciation, ii) a 79.5%, or $1.0 million, in Ecuador due to lower variable compensation, and iii) a 27.4%, or $0.5 million, decline in Brazil mainly driven by a reduction in workforce and currency depreciation,

▪	A $1.9 million Bad Debt Recovery mainly reflecting a reversal from bad debts recorded in 2Q20 in Brazil, as clients resumed payments, and

▪	A 93.4%, or $1.1 million, in Advertising as advertising campaigns were postponed due to COVID-19 pandemic.

Other Expenses totaled $62.9 million, reflecting a $22.9 million non-cash loss from the impairment of the Natal Airport concession intangible asset, and a $ 35.9 million goodwill impairment, both in accordance with accounting rules.

Excluding Construction Service Cost, Total Operating Costs and Expenses declined by 20.1%, or $50.5 million, to $200.7 million. Had IAS 29 not been applied, Operating Costs and Expenses Ex-IFRIC12 would have declined 27.0% YoY, or $67.0 million, to $181.5 million.

Excluding Construction Service Cost, the $58.8 million non-cash impairment loss mentioned above and the $23.1 million bad debt charge in Argentina in 3Q19, Total Operating Cost and Expenses Ex-IFRIC12 would have decreased 37.8% YoY, or $86.2 million, to $141.9 million on an “As reported basis” or 45.6% YoY, or $102.9 million, to $122.5 million.

Costs and Expenses (in US$ million)

	3Q20 as reported	3Q19 as reported	% Var as reported	IAS 29 3Q20	3Q20 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	142.5	302.8	-52.9%	16.2	126.2	305.4	-58.7%
Salaries and social security contributions	28.2	45.8	-38.5%	-0.1	28.2	47.5	-40.5%
Concession fees	12.6	41.4	-69.4%	0.0	12.6	43.3	-70.8%
Construction service cost	21.1	108.0	-80.5%	-2.0	23.1	117.0	-80.3%
Maintenance expenses	23.5	29.8	-21.3%	-0.1	23.6	32.2	-26.8%
Amortization and depreciation	43.0	36.1	19.1%	18.5	24.5	23.7	3.5%
Other	14.2	41.6	-66.0%	0.0	14.2	41.8	-66.1%
Cost of Services Excluding Construction Service cost	121.4	194.8	-37.7%	18.3	103.2	188.4	-45.2%
Selling, general and administrative expenses	16.4	55.6	-70.5%	0.3	16.1	59.4	-72.8%
Other expenses	62.9	0.8	7,763.3%	0.7	62.2	0.7	8,789.9%
Total Costs and Expenses	221.8	359.1	-38.2%	17.2	204.6	365.5	-44.0%
Total Costs and Expenses Excluding Construction Service cost	200.7	251.2	-20.1%	19.2	181.5	248.5	-27.0%

Adjusted EBITDA and Adjusted EBITDA excluding Construction Service

Adjusted EBITDA declined by $177.2 million, reaching an Adjusted EBITDA loss of $77.3 million, with Adjusted EBITDA margin contracting to negative 79.2% from 23.9% in 3Q19. Excluding Construction Service margin, Adjusted EBITDA margin ex-IFRIC contracted to negative 102.9%, from 32.3% in 3Q19.

Excluding both the impact from IAS 29 and construction service, Adjusted EBITDA was a loss of $78.5 million, representing a YoY decline of $180.3 million, and Adjusted EBITDA margin would have contracted to negative 103.8%, from 31.7% in 3Q19, mainly reflecting the decline in operations across all CAAP’s segments, due to the impact of the COVID-19 pandemic and the impairment loss related to assets in Brazil.

Excluding also the $58.8 impairment loss in connection with Brazilian assets and the $23.1 million bad debt provision in Argentina in 3Q19, Adjusted EBITDA would have been a loss of $19.0 million, declining YoY by $144.2 million and Adjusted EBITDA ex-IFRIC margin would have contracted to negative 26.1% from 38.9 % in 3Q19.

Adjusted EBITDA by Segment (in US$ million)

	3Q20 as reported	3Q19 as reported	% Var as reported	IAS 29 3Q20	3Q20 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Argentina	-9.2	43.6	-121.2%	0.5	-9.7	45.8	-121.1%
Italy	-2.1	15.1	-114.2%	-	-2.1	15.1	-114.2%
Brazil	-27.0	4.4	-714.6%	-	-27.0	4.4	-714.6%
Uruguay	0.1	13.5	-99.3%	-	0.1	13.5	-99.3%
Armenia	-0.6	18.2	-103.2%	-	-0.6	18.2	-103.2%
Ecuador	-1.0	6.7	-114.7%	-	-1.0	6.7	-114.7%
Unallocated	-37.1	-1.5	2,372.1%	-	-37.1	-1.5	2,372.1%
Perú	-0.3	-0.2	63.0%	-	-0.3	-0.2	63.0%
Total segment EBITDA	-77.3	99.9	-177.4%	0.5	-77.8	102.1	-176.2%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	3Q20 as reported	3Q19 as reported	% Var as reported	IAS 29 3Q20	3Q20 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-211.0	-32.5	549.1%	2.1	-213.0	-33.1	543.6%
Financial Income	-9.4	-8.1	15.7%	1.4	-10.7	-8.7	23.3%
Financial Loss	49.6	113.2	-56.2%	-44.2	93.8	162.4	-42.2%
Inflation adjustment	11.5	6.3	82.2%	11.3	0.2	0.1	81.8%
Income Tax Expense	36.5	-17.4	-309.6%	10.5	25.9	-44.3	-158.6%
Amortization and Depreciation	45.5	38.3	18.8%	18.8	26.7	25.7	4.0%
Adjusted EBITDA	-77.3	99.9	-177.4%	0.5	-77.8	102.1	-176.2%
Adjusted EBITDA Margin	-79.2%	23.9%	-10,312 bps	-	-78.2%	23.3%	-10,154 bps
Adjusted EBITDA excluding Construction Service	-78.0	99.6	-178.3%	0.5	-78.5	101.8	-177.1%
Adjusted EBITDA Margin excluding Construction Service	-102.9%	32.3%	-13,523 bps	-	-103.8%	31.7%	-13,552 bps

Financial Income and Loss

CAAP reported a Net financial loss of $51.7 million in 3Q20 compared to a loss of $111.4 million in 3Q19. Had IAS 29 not been applied, Net financial loss would have declined $70.5 million YoY, to a $83.3 million loss, mainly reflecting a lower net foreign exchange loss as in 3Q19 the sharp depreciation of the Argentine peso against the US dollar generated a significantly high FX loss.

	3Q20 as reported	3Q19 as reported	% Var as reported	IAS 29 3Q20	3Q20 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Financial Income	9.4	8.1	15.7%	-1.4	10.7	8.7	23.3%
Interest income	5.2	5.0	4.2%	0.0	5.2	5.5	-4.6%
Foreign exchange income	3.2	2.7	18.2%	2.1	1.1	2.7	-58.2%
Other	1.0	0.5	93.3%	0.0	1.0	0.5	92.6%
Inflation adjustment	-11.5	-6.3	82.2%	-11.3	-0.2	-0.1	81.8%
Inflation adjustment	-11.5	-6.3	82.2%	-11.3	-0.2	-0.1	81.8%
Financial Loss	-49.6	-113.2	-56.2%	44.2	-93.8	-162.4	-42.2%
Interest Expenses	-27.1	-23.6	15.0%	0.1	-27.2	-24.5	11.1%
Foreign exchange transaction expenses	-2.3	-73.3	-96.9%	40.8	-43.0	-121.6	-64.6%
Changes in liability for concessions	-17.6	-15.8	11.3%	-	-17.6	-15.8	11.3%
Other expenses	-2.6	-0.4	544.8%	-0	-2.6	-0.4	541.6%
Financial Loss, Net	-51.7	-111.4	-53.6%	31.6	-83.3	-153.8	-45.9%

See “Use of Non-IFRS Financial Measures” on page 27.

Income Tax Expense

During 3Q20, the Company reported an income tax expense of $36.5 million. Had IAS 29 not been applied, CAAP would have reported an income tax expense of $25.9 million compared to $17.4 million in the year ago quarter, mainly driven by a $44.3 million expense in Brazil due the recognition as non-recoverable of previously recorded tax credits, following updated projections that include the impact of Covid-19 in future results, partially offset by tax credits of $14.9 million in Argentina, $1.3 million in Italy, and $1.2 million in Armenia.

Net Income and Net Income Attributable to Owners of the Parent

During 3Q20, CAAP reported a Net Loss of $211.0 million compared to a Net Loss of $32.5 million in 3Q19 mainly impacted by: (i) a $184.8 million YoY decline in Operating Income, including a $58.8 million non-cash impairment loss in Brazil, and (ii) a $53.8 million YoY increase in income tax expenses primarily reflecting a $44.3 million expense in Brazil, as explained above, together with easier comparisons as in 3Q19 the Company reported a tax credit of $25.0 million in Argentina. This was partially offset by lower net financial losses of $59.7 million, mainly as a result of lower foreign exchange expenses in Argentina, as explained above.

During 3Q20, the Company reported a Net Loss Attributable to Owners of the Parent of $143.3 million and a loss per common share of $0.90, compared with a Net Loss Attributable to Owners of the Parent of $24.6 million in 3Q19 equivalent to a loss per common share of $0.15 for the same period last year.

Consolidated Financial Position

As of September 30, 2020, cash and cash equivalents amounted to $180.2 million, with no changes from the $180.2 million as of June 30, 2020. Total liquidity position at September 30, 2020, which included cash and cash equivalents as well as other financial assets, was $253.0 million, up $22.8 million from a total of $230.2 million at June 30, 2020, mainly reflecting the $40.0 million local note issued in Argentina during the quarter.

Total Debt at the close of the quarter increased 4.9%, or $56.4 million, to $1,197.0 million, from $1,140.7 million as of June 30, 2020. An amount of $782.7 million, or 65.4% of total debt is denominated in U.S. dollars, while $218.8 million, or 18.3%, is denominated in Brazilian reals, $181.4 million, or 15.2%, is in Euros, $13.2 million, or 1.1%, is in Argentine Pesos, and $1.0 million, or 0.1% in denominated in Armenian Drams.

The Net Debt to LTM EBITDA ratio stood at 31.51x as of September 2020, or 7.35x when excluding impairment losses, compared with Net Debt to EBITDA of 4.18x as of June 2020, reflecting the significant decline in LTM Adjusted EBITDA. Debt maintenance covenants under debt held in Argentina and Uruguay were renegotiated until November 2021.

Consolidated Debt Indicators (in US$ million)

	As of Sep 30, 2020	As of Jun 30, 2020
Leverage
Total Debt / LTM Adjusted EBITDA (Times)[1,3]	37.09x	6.26x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3]	31.51x	5.27x
Total Net Debt / LTM Adjusted EBITDA (Times) [2,3,4]	7.35x	4.18x
Total Debt	1,197.0	1,140.7
Short-Term Debt	269.6	266.5
Long-Term Debt	927.5	874.1
Cash & Cash Equivalents	180.2	180.2
Total Net Debt[3]	1,016.8	960.4

1 The Total Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities divided by its EBITDA.

2 The Total Net Debt to EBITDA Ratio is calculated as CAAP’s interest-bearing liabilities minus Cash & Cash Equivalents, divided by its EBITDA.

3 The Total Net Debt is calculated as Total Debt minus Cash & Cash Equivalents.

4 LTM adjusted EBITDA excluding impairment of intangible assets

Total Debt by Segment (in US$ million)
	As of Sep 30, 2020	As of June 30, 2020
Argentina	527.0	483.1
Italy (1)	146.5	140.7
Brazil (2)	218.8	221.0
Uruguay	219.8	213.2
Armenia	68.1	65.4
Ecuador	16.9	17.2
Total	1,197.0	1,140.7

1 Of which approximately $76.9 million remain at Toscana Aeroporti level.

2 Of which approximately $203.6 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

Maturity of borrowings:

	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Debt service (1)	328.9	307.6	434.9	503.9	1,575.3

1 The amounts disclosed in the table are undiscounted cash flows of principal and estimated interest. Variable interest rate cash flows have been estimated using variable interest rates applicable at the end of the reporting period.

Maturity of borrowings - Breakdown by segment (in USD) as of September 30, 2020:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	90.2	165.1	184.2	91.5	531.1
	Interest	USD	24.8	24.4	39.4	5.5	94.1
	Principal	ARS	3.2	9.7	-	-	13.0
	Interest	ARS	12.7	5.2	-	-	17.9
Italy	Principal	EUR	123.9	5.9	10.4	6.7	146.9
	Interest	EUR	1.5	0.2	0.4	0.1	2.2
Brazil	Principal	R$	14.1	11.4	37.8	154.8	218.0
	Interest	R$	15.1	14.9	39.3	52.6	121.8
Uruguay	Principal	USD	8.1	20.3	59.3	150.2	238.0
	Interest	USD	2.6	15.4	37.5	41.4	97.0
Armenia	Principal	USD	11.2	13.3	7.4	-	31.9
	Interest	USD	2.1	1.3	0.3	-	3.7
	Principal	DRAM	0.6	0.4	-	-	1.0
	Principal	EUR	12.1	14.4	7.9	-	34.4
	Interest	EUR	2.2	1.3	0.3	-	3.7
Ecuador	Principal	USD	3.2	3.3	9.2	1.0	16.7
	Interest	USD	1.3	1.0	1.4	0.0	3.8
Total			328.9	307.6	434.9	503.9	1,575.3

The table above reflects the reclassification to current liabilities of $66.4 million outstanding principal in Italy, reflecting that covenants under the notes were not met as of September 30, 2020. Subsequent to quarter-end, the Company obtained waivers for its leverage ratio covenants. The following table reflects the reclassification of the above mentioned amount according to the original schedule as a result of the waiver of covenants:

Pro-forma Maturity of borrowings - Breakdown by segment (in USD) as of September 30, 2020:

Segment		Currency	1 year or less	1 - 2 years	2 – 5 years	Over 5 years	Total
Argentina	Principal	USD	90.2	165.1	184.2	91.5	531.1
	Interest	USD	24.8	24.4	39.4	5.5	94.1
	Principal	ARS	3.2	9.7	-	-	13.0
	Interest	ARS	12.7	5.2	-	-	17.9
Italy	Principal	EUR	53.6	5.9	80.7	6.7	146.9
	Interest	EUR	3.5	3.4	8.4	0.1	15.4
Brazil	Principal	R$	8.8	11.7	39.0	160.6	220.1
	Interest	R$	8.8	15.9	42.1	56.4	123.2
Uruguay	Principal	USD	8.1	20.3	59.3	150.2	238.0
	Interest	USD	2.6	15.4	37.5	41.4	97.0
Armenia	Principal	USD	11.2	13.3	7.4	-	31.9
	Interest	USD	2.1	1.3	0.3	-	3.7
	Principal	DRAM	0.6	0.4	-	-	1.0
	Interest	DRAM	0.0	0.0	-	-	0.0
	Principal	EUR	12.1	14.4	7.9	-	34.4
	Interest	EUR	2.2	1.3	0.3	-	3.7
Ecuador	Principal	USD	3.2	3.3	9.2	1.0	16.7
	Interest	USD	1.3	1.0	1.4	0.0	3.8
Total			249.1	312.2	517.2	513.5	1,592.0

Cash by Segment (in US$ million)
	As of Sep 30, 2020	As of June 30, 2020
Argentina	74.2	36.5
Italy (1)	13.6	24.1
Brazil (2)	10.9	10.7
Uruguay	20.1	19.6
Armenia	21.2	20.5
Ecuador	5.7	7.9
Intermediate holding Companies	34.5	60.9
Total	180.2	180.2

1 Of which approximately $7.4 million remain at Toscana Aeroporti level.

2 Of which approximately $10.1 million remain at Inframérica Concessionaria do Aeroporto de Brasilia level.

CAPEX

During 3Q20, CAAP made capital expenditures of $27.4 million on an ‘As reported’ basis, or $27.6 million when excluding IAS 29, a 77.0% YoY decline from $120.0 million ex-IAS in 3Q19, mainly reflecting lower capex in Argentina, Ecuador, and Armenia. The most significant investments in 3Q20 include:

▪	$20.2 million on an ‘As reported’ basis, or $20.4 million when excluding the impact of IAS29, primarily due to works executed at the beginning of the year at Aeroparque Airport consisting of the landfill for the construction of a new car parking facility on Costanera Avenue, the remodeling of international departures and arrivals areas, together with a new lighting system. In addition, capex in the quarter includes construction works of the new departure terminal building and multilevel parking at Ezeiza Airport, and investments done at El Palomar and Bariloche airports,

▪	$2.4 million in Uruguay, mainly in relation with the mandatory capex plan resulting from the extension of the Punta del Este concession agreement,

▪	$2.2 million in Italy, primarily on Master plan development in Florence Airport and preliminary works related to the expansion at Pisa airport, together with upgrades to baggage handling systems at both airports, and

▪	$1.4 million in Ecuador, primarily due to the acquisition of new security equipment.

Review of Segment Results

Argentina

Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for the Company’s Argentinean subsidiaries, in accordance with IAS 29, as explained above. The following table presents the impact from Hyperinflation accounting on 3Q20 under the column ‘IAS 29’, while the columns “3Q20 ex IAS 29” and “3Q19 ex IAS 29” presents results calculated without the impact from Hyperinflation accounting. The impact of IAS 29 is presented only for AA2000, the Company’s largest subsidiary in Argentina, which accounted for 97.8%, 99.9% and 96.8% of passenger traffic, revenues and Adjusted EBITDA of the Argentina segment in 3Q20.

	3Q20 as reported	3Q19 as reported	% Var as reported	IAS 29 3Q20	3Q20 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	0.0	7.8	-99.7%	-	0.0	7.8	-99.7%
International Passengers (in millions) (1)	0.1	3.3	-98.3%	-	0.1	3.3	-98.3%
Transit Passengers (in millions) (1)	0.0	0.4	-99.1%	-	0.0	0.4	-99.1%
Total Passengers (in millions) (1)	0.1	11.5	-99.3%	-	0.1	11.5	-99.3%
Cargo Volume (in thousands of tons)	31.0	53.5	-42.1%	-	31.0	53.5	-42.1%
Total Aircraft Movements (in thousands)	18.0	116.1	-84.5%	-	18.0	116.1	-84.5%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	4.9	92.0	-94.7%	0.2	4.6	99.5	-95.4%
Non-aeronautical revenue	48.6	152.8	-68.2%	-2.0	50.6	166.2	-69.5%
Commercial revenue	30.2	57.6	-47.6%	0.0	30.2	61.9	-51.2%
Construction service revenue	18.4	95.2	-80.7%	-2.0	20.4	104.2	-80.4%
Total Revenue	53.4	244.7	-78.2%	-1.8	55.2	265.7	-79.2%
Total Revenue Excluding IFRIC12(2)	35.0	149.5	-76.6%	0.2	34.8	161.5	-78.4%
Cost of Services	84.5	189.8	-55.5%	16.2	68.2	192.5	-64.6%
Selling, general and administrative expenses	5.2	35.5	-85.4%	0.3	4.9	39.2	-87.4%
Other expenses	2.3	0.1	2,220.8%	0.7	1.6	0.1	1,543.3%
Total Costs and Expenses	92.0	225.5	-59.2%	17.2	74.8	231.8	-67.7%
Total Costs and Expenses Excluding IFRIC12(3)	73.6	130.3	-43.5%	19.2	54.4	127.6	-57.3%
Adjusted Segment EBITDA	-9.2	43.6	-121.2%	0.5	-9.7	45.8	-121.1%
Adjusted Segment EBITDA Mg	-17.3%	17.8%	-3,508 bps	-	-17.5%	17.2%	-3,474 bps
Adjusted EBITDA Margin excluding IFRIC 12(4)	-26.4%	29.1%	-5,554 bps	-	-27.9%	28.3%	-5,621 bps
Capex	20.2	96.2	-79.0%	-0.2	20.4	104.3	-80.4%

1)	See Note 1 & 2 in Table "Operating & Financial Highlights”
2)	Excludes Construction Service revenue.
3)	Excludes Construction Service cost.
4)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

	9M20 as reported	9M19 as reported	% Var as reported	IAS 29 9M20	9M20 ex IAS 29	9M19 ex IAS 29	% Var ex IAS 29
OPERATING STATISTICS
Domestic Passengers (in millions) (1)	5.7	21.3	-73.0%	-	5.7	21.3	-73.0%
International Passengers (in millions) (1)	3.0	10.3	-71.0%	-	3.0	10.3	-71.0%
Transit Passengers (in millions) (1)	0.3	1.1	-71.6%	-	0.3	1.1	-71.6%
Total Passengers (in millions) (1)	9.1	32.8	-72.3%	-	9.1	32.8	-72.3%
Cargo Volume (in thousands of tons)	102.7	164.4	-37.5%	-	102.7	164.4	-37.5%
Total Aircraft Movements (in thousands)	123.8	338.1	-63.4%	-	123.8	338.1	-63.4%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	93.1	273.2	-65.9%	-4.7	97.8	306.2	-68.1%
Non-aeronautical revenue	182.6	391.0	-53.3%	-8.9	191.5	436.6	-56.1%
Commercial revenue	108.9	167.7	-35.1%	-3.3	112.2	186.9	-39.9%
Construction service revenue	73.7	223.2	-67.0%	-5.6	79.3	249.7	-68.2%
Total Revenue	275.6	664.2	-58.5%	-13.7	289.3	742.8	-61.1%
Total Revenue Excluding IFRIC12(2)	201.9	440.9	-54.2%	-8.1	210.0	493.1	-57.4%
Cost of Services	301.5	495.3	-39.1%	46.9	254.6	512.2	-50.3%
Selling, general and administrative expenses	26.7	64.9	-58.8%	-0.2	26.9	72.1	-62.7%
Other expenses	2.5	0.5	392.9%	0.7	1.8	0.5	259.0%
Total Costs and Expenses	330.7	560.7	-41.0%	47.4	283.3	584.8	-51.6%
Total Costs and Expenses Excluding IFRIC12(3)	257.1	337.6	-23.8%	53.0	204.1	335.3	-39.1%
Adjusted Segment EBITDA	40.7	176.1	-76.9%	-0.3	41.0	196.2	-79.1%
Adjusted Segment EBITDA Mg	14.8%	26.5%	-1,173 bps	-	14.2%	26.4%	-1,223 bps
Adjusted EBITDA Margin excluding IFRIC 12(4)	20.1%	39.9%	-1,980 bps	-	19.5%	39.8%	-2,033 bps
Capex	73.7	223.2	-67.0%	2.2	71.5	250.5	-71.5%
5)	See Note 1 & 2 in Table "Operating & Financial Highlights”
6)	Excludes Construction Service revenue.
7)	Excludes Construction Service cost.
8)	Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Argentina declined 99.3% YoY in 3Q20, reflecting the impact of the COVID-19 crisis and prolonged government restrictions introduced mid-March to contain the spread of the virus. Domestic traffic was down 99.7% and international traffic declined 98.3% YoY, reflecting flights operated under a special scheme. Subsequent to quarter-end, domestic flights for essential workers or specific work or health-related reasons are permitted. Moreover, starting November, although borders are still closed, foreigners from neighboring countries will be allowed to entry with certain requirements.

Revenues declined 78.2% YoY, or $191.3 million, to $53.4 million in 3Q20. Excluding the impact of IAS 29, revenues would have been $55.2 million, down 79.2% YoY, primarily reflecting lower Aeronautical revenues in line with passenger traffic, coupled with a decline in Construction service revenue due to lower capex as well as a drop in Commercial revenues, mainly due to the impact of the COVID-19 crisis and the FX translation effect on local currency revenues from the 45.0% YoY average Argentine peso depreciation.

•	Aeronautical Revenues ex-IAS29 declined 95.4%, or $94.9 million, primarily reflecting the contraction in passenger traffic driven by the impact of the COVID-19 pandemic and Government bans to air travel, with the exception of international special flights.

•	Commercial Revenues ex-IAS29 fell 51.2%, or $31.7 million, driven by the following declines: (i) 96.0%, or $16.2 million in passenger-related services, including Duty Free, Parking, VIP Lounge and F&B revenues, due to lower passenger traffic, (ii) 15.8%, or $4.9 million, in cargo revenues, reflecting lower cargo volumes, and (iii) 85.2%, or $3.4 million, decline in revenues from rental of spaces, due to discounts granted to airlines in relation with hangar space, as well as charges to Aerolíneas Argentinas by $0.6 million that have not been recognized in the revenue line in accordance with IFRS 15. Revenues were further impacted by the Argentine peso depreciation on the share of local currency denominated revenues.

•	Construction Service Revenue ex-IAS29 decreased $83.8 million to $20.4 million, as a result of lower capex in the period.

Excluding Construction service revenue and the impact of IAS29, total Argentina revenue in 3Q20 decreased 78.4% YoY, or $126.7 million, to $34.8 million.

Total Costs and Expenses declined 59.2%, or $133.5 million, to $92.0 million. Had IAS 29 not been adopted, total cost and expenses would have declined 67.7%, or $157.0 million, primarily due to a decrease of $83.8 million in Construction Service costs reflecting lower capex in the quarter, coupled with lower bad debt charges reflecting easier comparisons, together with a decline in Concession fees and in Salaries and Social Security Contributions.

Cost of Services ex-IAS29 fell 64.6% YoY, or $124.3 million, to $68.2 million, primarily due to a drop of $83.8 million in Construction Service Costs, as a result of lower capex. Excluding Construction Service Costs, Cost of Services would have declined 45.8% YoY, or $40.5 million, driven mainly by the following declines:

•	78.3%, or $18.8 million, in Concession Fees in line with lower revenues,

•	51.3%, or $11.8 million, in Salaries and Social Security Contribution expenses, benefitting from government’s assistance in the amount of $2.7 million, together with a reduction in salaries and a furlough scheme under which no social contributions are required to be paid, coupled with local currency depreciation,

•	19.7%, or $4.6 million, in Maintenance Expenses due to the renegotiation of agreements with suppliers, together with depreciation of the local currency against the US dollar, and

•	95.7%, or $4.1 million, in Office Expenses, due to a decrease in mobility and office expenses along with lower overall expenses due to a decrease in passengers.

SG&A ex-IAS29 decreased by 87.4% YoY, or $34.3 million, to $4.9 million in 3Q20, mainly due to the following declines:

•	$24.2 million, in Bad Debts reflecting easier comparisons as a $23.1 million bad debt charge was recognized in 3Q19 in relation with past due commercial revenues and aircraft fees from the national carrier,

•	76.5%, or $7.3 million, in Taxes reflecting lower turnover taxes and banking transaction taxes, related to the decline in revenues,

•	42.6%, or $1.2 million, in Salaries and Social Security Contributions, reflecting the impact of benefits granted by the government and a reduction in salaries, together with local currency depreciation, and

•	98.3%, or $1.0 million, in Advertising, as advertising campaigns were postponed due to COVID-19 pandemic.

Adjusted Segment EBITDA loss of $9.2 million in 3Q20, a YoY decline of $52.8 million, with Adjusted Segment EBITDA margin Ex-IFRIC12 down to negative 26.4% from 29.1% in 3Q19. Excluding the impact of IAS 29, Adjusted Segment EBITDA would have been a loss of $9.7 million, declining $55.5 million YoY, with Adjusted EBITDA margin EX-IFRIC12 contracting to negative 27.9% in 3Q20 from 28.3% in 3Q19. Excluding also the above mentioned $23.1 million bad debt provision in 3Q19, Adjusted EBITDA would have declined $78.6 million YoY and Adjusted EBITDA margin ex-IFRIC would have contracted to negative 27.9% from 42.7% in 3Q19.

During 3Q20 CAAP made Capital Expenditures of $20.2 million on an ‘As reported’ basis, or $20.4 million when excluding the impact of IAS29, primarily due to works executed at the beginning of the year at Aeroparque Airport consisting of the landfill for the construction of a new car parking facility on Costanera Avenue, the remodeling of international departures and arrivals areas, together with a new lighting system. In addition, capex in the quarter includes construction works of the new departure terminal building and multilevel parking at Ezeiza Airport, and investments done at El Palomar and Bariloche airports.

Italy

	3Q20	3Q19	% Var.	9M20	9M19	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.3	0.5	-48.0%	0.5	1.3	-59.4%
International Passengers (in millions)	0.5	2.2	-78.5%	1.2	5.1	-76.5%
Transit Passengers (in millions)	0.0	0.0	-95.2%	0.0	0.0	-92.2%
Total Passengers (in millions)	0.7	2.7	-73.0%	1.7	6.4	-72.9%
Cargo Volume (in thousands of tons)	3.2	3.1	4.5%	9.5	9.6	-0.7%
Total Aircraft Movements (in thousands)	11.7	24.9	-53.0%	24.8	61.5	-59.7%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	9.8	29.0	-66.3%	23.9	72.5	-67.0%
Non-aeronautical revenue	6.1	13.7	-55.6%	17.8	36.0	-50.4%
Commercial revenue	4.6	11.5	-60.3%	11.9	29.0	-59.1%
Construction service revenue	1.1	1.4	-23.4%	5.1	5.4	-4.7%
Other revenue	0.4	0.7	-36.8%	0.8	1.6	-48.1%
Total Revenue	15.8	42.6	-62.8%	41.8	108.5	-61.5%
Total Revenue Excluding IFRIC12(1)	14.8	41.2	-64.2%	36.6	103.1	-64.5%
Cost of Services	17.5	26.7	-34.6%	50.6	75.8	-33.3%
Selling, general and administrative expenses	3.5	3.9	-10.9%	9.0	10.8	-16.3%
Other Expenses	0.3	0.0	-	0.5	0.0	-
Total Costs and Expenses	21.3	30.6	-30.4%	60.1	86.6	-30.6%
Total Costs and Expenses Excluding IFRIC12(2)	20.9	29.3	-28.7%	56.4	82.3	-31.5%
Adjusted Segment EBITDA	-2.1	15.1	-114.2%	-9.1	31.2	-129.1%
Adjusted Segment EBITDA Mg	-13.6%	35.4%	-4,896 bps	-21.7%	28.8%	-5,051 bps
Adjusted EBITDA Margin excluding IFRIC 12(3)	-19.2%	36.5%	-5,567 bps	-28.7%	29.2%	-5,787 bps
Capex	2.2	2.9	-25.6%	6.7	10.5	-36.0%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Italy declined 73.0% YoY, an improvement from the 99.0% decline in 2Q20, mainly reflecting the summer season in the continent. Domestic traffic declined 48.0% YoY, while international traffic recovery is still very low, down 78.5% YoY. Traffic at Florence airport was down 76.7% YoY and traffic at Pisa Airport down 71.2% YoY.

Revenues in 3Q20 declined 62.8% YoY, or $26.8 million, to $15.8 million. Excluding Construction service revenue, revenues declined 64.2% YoY, or $26.4 million, to $14.8 million, mainly driven lower passenger traffic as a result of the pandemic.

•	Aeronautical Revenues dropped 66.3%, or $19.2 million, in line with passenger traffic, partially offset by increases in passenger fees at Florence Airport in November 2019 and February 2020, and in the passenger with reduced mobility fees (PRM) at Florence Airport in March 2020 and at Pisa Airport in February 2020.

•	Commercial Revenues decreased 60.3% YoY, or $6.9 million, mainly due to a reduction in Parking, F&B and VIP Lounge revenues. In addition, Retail Stores and car rental revenues also declined in the quarter.

•	Construction Service Revenue declined $0.3 million, to $1.1 million due to lower Capex in the quarter.

Cost of Services declined 34.6% YoY, or $9.2 million. Excluding Construction Service cost, Cost of services decreased 32.7%, or $8.3 million, due to the following declines:

•	35.2%, or $4.1 million, in Salaries and social security contributions, as a result of the furlough scheme for some employees together with reduction of working hours,

•	35.4%, or $2.2 million, in Services and Fees expenses due to the reduction in scope of certain maintenance contracts, mainly in cleaning and security services, and institutional communication and advertising, as part of the set of measures implemented to mitigate the impact of the pandemic, and

•	55.8%, or $1.3 million, in Concession Fees due to lower passenger traffic.

SG&A declined 10.9% YoY, or $0.4 million, as a result of lower utilities charges.

Adjusted Segment EBITDA in Italy was a loss of $2.1 million, a $17.2 million YoY decline. Excluding Construction services, Adjusted Segment EBITDA margin ex-IFRIC12 contracted to negative 19.2% from 36.5% in 3Q19.

During 3Q20 CAAP made Capital Expenditures for $2.2 million in Italy, primarily on Master plan development in Florence Airport and preliminary works related to the expansion at Pisa airport, together with upgrades to baggage handling systems at both airports.

Brazil

	3Q20	3Q19	% Var.	9M20	9M19	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.9	2.9	-68.4%	3.8	8.4	-55.6%
International Passengers (in millions) (1)	0.0	0.2	-98.5%	0.2	0.5	-63.9%
Transit Passengers (in millions) (1)	0.5	1.6	-68.3%	2.1	5.0	-57.7%
Total Passengers (in millions) (1)	1.4	4.7	-69.4%	6.0	13.9	-56.6%
Cargo Volume (in thousands of tons)	5.7	21.0	-72.7%	24.6	68.4	-64.0%
Total Aircraft Movements (in thousands)	17.8	40.9	-56.6%	61.8	119.3	-48.2%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	3.0	13.8	-78.4%	15.2	41.2	-63.0%
Non-aeronautical revenue	5.9	14.6	-59.4%	23.6	45.3	-47.8%
Commercial revenue	5.9	14.6	-59.4%	23.6	45.3	-47.8%
Total Revenue	8.9	28.4	-68.6%	38.9	86.5	-55.1%
Cost of Services	13.3	23.4	-43.3%	46.6	72.3	-35.6%
Selling, general and administrative expenses	0.8	3.4	-75.6%	9.1	12.7	-28.2%
Other expenses	24.1	0.2	11,959.1%	28.6	0.3	9,443.1%
Total Costs and Expenses	38.2	27.1	41.0%	84.3	85.3	-1.1%
Adjusted Segment EBITDA	-27.0	4.4	-714.6%	-38.4	10.5	-465.4%
Adjusted Segment EBITDA Mg	-303.2%	15.6%	-31,878 bps	-98.7%	12.2%	-11,092 bps
Capex	0.8	1.0	-20.6%	3.0	3.0	1.2%

Note: This segment does not include the effects of IFRIC 12 with respect to the construction or improvements to assets under the concession.

1)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic in Brazil declined 69.4% YoY, still impacted by the COVID-19 pandemic. Domestic passenger traffic declined 68.4% in the quarter, showing a sequential improvement from the 92.1% YoY drop in 2Q20. By contrast, international traffic dropped 98.5% YoY, as operations restarted at Brasilia Airport during the month of September, with low passenger demand.

Revenues in 3Q20 declined 68.6% YoY, or $19.5 million, mainly as a result of lower aeronautical and commercial activities due to the decline in passenger traffic, and to a lesser extent, an average 35.5% depreciation of the Brazilian real against the US dollar during the period.

•	Aeronautical Revenues declined 78.4% YoY, or $10.8 million, driven by lower passenger traffic, coupled with the depreciation of the Brazilian Real. Measured in local currency, revenues fell 70.8%.

•	Commercial Revenues declined 59.4%, or $8.7 million, also impacted by lower passenger traffic, and to a lesser extent, by the 35.5% average currency depreciation in the period. Commercial revenues in local currency decreased 44.9% mainly driven by declines in F&B, VIP Lounge and Retail Stores revenues, due to lower passenger traffic and certain discounts granted to tenants due to lower activity, together with lower Rental of space revenues, as a result of the closure of operations of certain clients and discounts granted.

Cost of Services fell 43.3%, or $10.1 million, benefiting from actions taken to mitigate the impact of the COVID-19 virus, coupled with the depreciation of the Brazilian Real. In local currency, cost of services dropped 23.2%, mainly driven by:

•	a reduction in Services and Fees mainly due to the renegotiation of contracts related to security and Aviation Security Protection,

•	lower sales taxes reflecting the reduction in revenues in the quarter,

•	a reduction in Salaries and social contributions due to lay-offs, salary reductions, furloughs and reduction of working hours, and

•	lower Maintenance expenses mainly due to the renegotiation of contracts related to cleaning services, maintenance of green areas and baggage handling systems.

This was partially offset by higher Concession Fees in relation with the passenger curve used to calculate the amortization of intangible asset.

SG&A declined 75.6%, or $2.6 million, to $0.8 million, in an “As reported” basis, or 67.4%, in local currency, primarily reflecting a reversal from bad debts as clients resumed payments. These bad debts that had been recognized in 2Q20 following a significant increase in accounts receivables from airlines in the past quarter. In addition, Salaries and social contributions declined in the quarter reflecting salary reductions and reduction of working hours.

Other Expenses totaled $24.1 million, reflecting a $22.9 million the impairment of the Natal Airport concession intangible asset due to COVID-19 pandemic, in accordance with accounting rules.

Adjusted Segment EBITDA in Brazil was a $27.0 million loss, a decline of $31.4 million YoY, mainly from the $22.9 million impairment loss recorded over the quarter, coupled with lower passenger traffic and commercial operations, resulting in a negative Adjusted Segment EBITDA margin of 303.2%, compared to 15.6% in the year-ago quarter. Excluding the impairment loss recorded in the quarter, Adjusted Segment EBITDA would have been a $4.2 million loss, with Adjusted EBITDA margin contracting 6,217 bps to negative 46.7%.

Uruguay

	3Q20	3Q19	% Var.	9M20	9M19	% Var.
OPERATING STATISTICS
Domestic Passengers (in millions)	0.0	0.0	-74.0%	0.0	0.0	-26.6%
International Passengers (in millions)	0.0	0.5	-95.4%	0.6	1.7	-66.4%
Transit Passengers (in millions)	0.0	0.0	-98.9%	0.0	0.0	-80.1%
Total Passengers (in millions)	0.0	0.5	-95.4%	0.6	1.7	-66.5%
Cargo Volume (in thousands of tons)	5.9	6.8	-13.9%	22.1	21.0	5.2%
Total Aircraft Movements (in thousands)	1.8	6.3	-71.9%	10.5	22.1	-52.6%
FINANCIAL HIGHLIGHTS
Aeronautical Revenue	0.9	14.4	-93.5%	18.1	49.3	-63.3%
Non-aeronautical revenue	7.4	13.6	-45.8%	32.4	40.5	-19.9%
Commercial revenue	5.4	11.9	-54.7%	23.5	37.9	-37.9%
Construction service revenue	2.0	1.6	22.3%	8.9	2.5	255.0%
Total Revenue	8.3	28.0	-70.3%	50.6	89.8	-43.7%
Total Revenue Excluding IFRIC12(1)	6.4	26.3	-75.8%	41.7	87.3	-52.3%
Cost of Services	10.0	13.9	-28.0%	36.7	43.0	-14.6%
Selling, general and administrative expenses	1.3	3.0	-55.0%	7.4	10.6	-29.9%
Other expenses	-0.1	0.1	-167.1%	0.1	0.2	-42.0%
Total Costs and Expenses	11.4	17.0	-32.8%	44.2	53.8	-17.8%
Total Costs and Expenses Excluding IFRIC12(2)	9.5	15.4	-38.5%	35.4	51.3	-31.0%
Adjusted Segment EBITDA	0.1	13.5	-99.3%	15.3	44.4	-65.4%
Adjusted Segment EBITDA Mg	1.1%	48.1%	-4,697 bps	30.4%	49.4%	-1,905 bps
Adjusted EBITDA Margin excluding IFRIC 12 (3)	1.5%	51.0%	-4,953 bps	36.8%	50.8%	-1,398 bps
Capex	2.4	2.0	21.1%	11.6	8.2	41.9%

1 Excludes Construction Service revenue.

2 Excludes Construction Service cost.

3 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession, and is calculated by dividing EBITDA by total revenues less Construction Service revenue.

Passenger Traffic in Uruguay declined 95.4% YoY mainly due to the impact of the health crisis. While commercial operations restarted the first week of July, travel demand is still low. In addition, although during 3Q20 there was a relaxation of measures implemented by the government, certain restrictions still apply to foreigners or non-residents to entry the country, with exceptions for work or health- related reasons.

Revenues in 3Q20 declined 70.3% YoY, or $19.7 million, to $8.3 million. Excluding Construction service revenue, revenues declined 75.8% YoY, or $19.9 million, to $6.4 million, primarily reflecting lower passenger traffic in the quarter.

•	Aeronautical Revenues declined 93.5% YoY, or $13.5 million, reflecting lower passenger fees revenues in line with the decline in passenger traffic from the impact of the COVID-19 pandemic.

•	Commercial Revenues declined 54.7%, or $6.5 million, reflecting decreases of: i) 94.2%, or $2.6 million, in Duty Free revenues, ii) 91.0%, or $1.0 million, in VIP Lounge revenues, iii) 92.1%, or $1.3 million, in other passenger-related services, as a result of lower passenger traffic. Of note, the cargo terminal continued to perform well during the quarter, with declines of 13.9% in operated volume and 9.7% in revenues.

•	Construction Service Revenue increased $0.4 million, to $2.0 million reflecting higher capex in the period, mainly related to the mandatory works in relation with the extension of concession rights at Punta del Este Airport.

Cost of services were down 28.0% YoY, or $3.9 million, to $10.0 million. Excluding Construction service cost, cost of services declined 34.5% YoY, or $4.2 million, reflecting the following cost reductions: (i) 83.2%, or $2.2 million, in Concession fees in line with lower passenger traffic, (ii) 63.9%, or $1.7 million, in Maintenance expenses due to renegotiation of most operating expenses contracts, together with the depreciation of the Uruguayan peso against the US dollar and lower SISCA fees due to lower passenger traffic, and (iii) 21.0%, or $0.8 million in Salaries and social contributions driven by a restructuring in the workforce implemented in July 2020, and furloughs, coupled with currency depreciation.

SG&A declined 55.0% YoY, to $1.3 million, due to decreases of $1.0 million in general & office expenses, 0.2 million in bad debt recovery and of $0.2 million in salaries and contribution as a result of reduction of salaries and FX depreciation in the quarter.

Adjusted Segment EBITDA in Uruguay declined 99.3%, or $13.4 million, to $0.1 million, with Adjusted Segment EBITDA margin Ex-IFRIC12 contracting to 1.5%, from 51.0% in the year-ago quarter.

During 3Q20, CAAP made Capital Expenditures of $2.4 million in Uruguay, mainly in connection with the mandatory capex plan resulting from the extension of the Punta del Este concession agreement.

Key Events for the Quarter

Corporación América Airports S.A. Announces the Temporary Closure of Aeroparque Airport for Renovation and Expansion works

On July 31, 2020, Corporación América Airports S.A. announced that its Argentine subsidiary, Aeropuertos Argentina 2000, will close Aeroparque Airport starting August 1, 2020 until approximately February 2021, to carry out expansion and renovation works in the runway and the terminal building, which will be covered by funds held in AA2000’s Development Trusts.

Corporación América Airports S.A. Raises Additional Funding in Argentina to Strengthen Liquidity

On August 20, 2020, CAAP’s Argentine subsidiary, Aeropuertos Argentina 2000, completed the execution of a public offering of a $40 million local dollar-linked note, with a 2-year maturity.

Corporación América Airports S.A. Management Share Compensation Plan

On September 4, 2020 Corporación América Airports S.A. announced that the Management Share Compensation Plan (the “Plan”) was approved by the Board of Directors of Corporación América Airports S.A. The purpose of the Plan is to permit executives and key employees of either the Company, or any of its subsidiaries , or its Eligible Affiliates acting as employers who are eligible to receive an annual incentive compensation consisting either of: (i) a certain number of shares in the share capital of the Company, or (ii) contractual rights to receive, at a certain point in time, a certain number of Shares, thereby encouraging the Employees to focus on the long term growth and profitability of the Company Group and, in particular, of the Company. The total number of Common Shares available for issuance under the Plan is 3,200,445.

Subsequent Events

Corporación América Airports S.A. Raises Additional Funding in Italy to Strengthen Liquidity

On November 6, 2020, CAAP’s Italian subsidiary, Toscana Aeroporti, announced it obtained an Eur. 85 million financing from Intesa Sanpaolo and BNL - BNP Paribas Group, backed by a SACE guarantee pursuant to the provisions of Decree-Law No. 23/2020 (the “Liquidity Decree”), within the framework of the Italian guarantee scheme intended to support Italian companies affected by the Covid-19 emergency “Garanzia Italia”. The financing has a term of six years, with a two-year grace period.

Corporación América Airports S.A Announces It Has Increased the Company’s Share Capital by $3,200,445

On October 14, 2020, CAAP announced that as part of the management share compensation plan included in the registration statement on Form S-8 dated September 4, 2020 (the “Management Compensation Plan”), the board of directors, through the compensation committee, increased the Company’s share capital by the amount of $3,200,445 through the issuance of 3,200,445 new shares (“New Shares”) having a nominal value of $1.00 each. As a result of the issuance of the New Shares, the share capital of the Company increased from 160,022,262 shares to 163,222,707 shares. The New Shares were subscribed by A.C.I. Airports S.à r.l., the Company’s controlling shareholder, for a total subscription price of $6,144,854.40 (a subscription price of $1.92 per New Share, being the market price as of October 8, 2020), and paid for through the incorporation of the corresponding amount which was allocated to the Company’s free distributable reserves.

Hyperinflation Accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company reports results of its Argentinean subsidiaries applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date results should be restated adjusting for the change in general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e. December 31, 2019 closing rate for 2019 results). For comparison purposes, the impact of adopting IAS 29 in Aeropuertos Argentina 2000 (“AA2000”), the Company’s largest subsidiary in Argentina which accounted for 97.8%, 99.9% and 96.8% of passenger traffic, revenues and Adjusted EBITDA, respectively, of the Argentina segment in 3Q20, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”.

3Q20 EARNINGS CONFERENCE CALL

When:	9:00 a.m. Eastern time, November 19, 2020

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Raúl Francos, Chief Financial Officer

Ms. Gimena Albanesi, Investor Relations Manager

Dial-in:	1-888-347-6492 (U.S. domestic); 1-412-317-5258 (international)

Webcast:	https://services.choruscall.com/links/caap201119.html

Replay:	Participants can access the replay through November 26, 2020 by dialing:

1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10149434.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC12”) excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine Segment, by the average foreign exchange rate of the Argentine Peso against the US dollar in the period. Percentage variations ex-IAS 29 figures compare results as presented in the prior year quarter before IAS 29 came into effect, against ex-IAS 29 results for this quarter as described above. For comparison purposes the impact of adopting IAS 29 in Aeropuertos Argentina 2000, the Company’s largest subsidiary in Argentina, is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The impact from “Hyperinflation Accounting in Argentina” is described in more detail page 26 of this report.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: the COVID-19 impact, delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our annual report on Form 20-F for the year ended December 31, 2019 and any of CAAP’s other applicable filings with the Securities and Exchange Commission for additional information concerning factors that could cause those differences.

Investor Relations Contact

Gimena Albanesi

Investor Relations Manager

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

-- Operational & Financial Tables Follow –

Operating Statistics by Segment: Traffic, Cargo and Aircraft Movement

	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Argentina(1)
Domestic Passengers (in millions)	0.0	7.8	-99.7%	5.7	21.3	-73.0%
International Passengers (in millions)	0.1	3.3	-98.3%	3.0	10.3	-71.0%
Transit passengers (in millions)	0.0	0.4	-99.1%	0.3	1.1	-71.6%
Total passengers (in millions)	0.1	11.5	-99.3%	9.1	32.8	-72.3%
Cargo volume (in thousands of tons)	31.0	53.5	-42.1%	102.7	164.4	-37.5%
Aircraft movements (in thousands)	18.0	116.1	-84.5%	123.8	338.1	-63.4%
Italy
Domestic Passengers (in millions)	0.3	0.5	-48.0%	0.5	1.3	-59.4%
International Passengers (in millions)	0.5	2.2	-78.5%	1.2	5.1	-76.5%
Transit passengers (in millions)	0.0	0.0	-95.2%	0.0	0.0	-92.2%
Total passengers (in millions)	0.7	2.7	-73.0%	1.7	6.4	-72.9%
Cargo volume (in thousands of tons)	3.2	3.1	4.5%	9.5	9.6	-0.7%
Aircraft movements (in thousands)	11.7	24.9	-53.0%	24.8	61.5	-59.7%
Brazil(2)
Domestic Passengers (in millions)	0.9	2.9	-68.4%	3.8	8.4	-55.6%
International Passengers (in millions)	0.0	0.2	-98.5%	0.2	0.5	-63.9%
Transit passengers (in millions)	0.5	1.6	-68.3%	2.1	5.0	-57.7%
Total passengers (in millions)	1.4	4.7	-69.4%	6.0	13.9	-56.6%
Cargo volume (in thousands of tons)	5.7	21.0	-72.7%	24.6	68.4	-64.0%
Aircraft movements (in thousands)	17.8	40.9	-56.6%	61.8	119.3	-48.2%
Uruguay
Domestic Passengers (in millions)	0.0	0.0	-74.0%	0.0	0.0	-26.6%
International Passengers (in millions)	0.0	0.5	-95.4%	0.6	1.7	-66.4%
Transit passengers (in millions)	0.0	0.0	-98.9%	0.0	0.0	-80.1%
Total passengers (in millions)	0.0	0.5	-95.4%	0.6	1.7	-66.5%
Cargo volume (in thousands of tons)	5.9	6.8	-13.9%	22.1	21.0	5.2%
Aircraft movements (in thousands)	1.8	6.3	-71.9%	10.5	22.1	-52.6%
Ecuador(3)
Domestic Passengers (in millions)	0.1	0.6	-90.7%	0.5	1.8	-68.8%
International Passengers (in millions)	0.1	0.5	-83.0%	0.6	1.6	-62.7%
Transit passengers (in millions)	0.0	0.0	-82.7%	0.0	0.1	-41.7%
Total passengers (in millions)	0.2	1.2	-86.8%	1.2	3.4	-65.5%
Cargo volume (in thousands of tons)	2.1	8.2	-74.0%	11.9	29.4	-59.6%
Aircraft movements (in thousands)	7.5	20.0	-62.5%	29.1	61.0	-52.3%
Armenia
Domestic Passengers (in millions)	0.0	0.0	-	0.0	0.0	-
International Passengers (in millions)	0.1	1.1	-91.4%	0.7	2.4	-72.1%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.1	1.1	-91.4%	0.7	2.4	-72.1%
Cargo volume (in thousands of tons)	4.8	5.4	-12.0%	11.4	13.7	-16.9%
Aircraft movements (in thousands)	1.6	9.0	-82.3%	8.0	20.4	-61.0%
Peru(4)
Domestic Passengers (in millions)	0.0	1.0	-95.5%	0.8	2.6	-67.8%
International Passengers (in millions)	0.0	0.0	-100.0%	0.0	0.0	-44.4%
Transit passengers (in millions)	0.0	0.0	-	0.0	0.0	-
Total passengers (in millions)	0.0	1.0	-95.5%	0.9	2.6	-67.7%
Cargo volume (in thousands of tons)	0.2	1.4	-87.4%	1.4	3.8	-63.9%
Aircraft movements (in thousands)	1.7	8.4	-79.7%	9.2	22.9	-59.7%
1)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020 were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
2)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.
3)	ECOGAL’s operational data included in this table, although its results of operations are not consolidated.
4)	AAP’s operational data included in this table, although its results of operations are not consolidated.

Foreign Exchange Rate

Country	3Q20	3Q19	3Q20	3Q19	2Q20	2Q19	2Q20	2Q19	1Q20	1Q19	1Q20	1Q19
	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP	Avg	Avg	EoP	EoP
Argentine Peso	73.31	50.54	76.18	57.59	67.66	44.01	70.46	42.46	61.40	39.01	64.47	43.35
Euro	0.86	0.90	0.85	0.92	0.91	0.89	0.89	0.88	0.91	0.88	0.91	0.89
Brazilian Real	5.38	3.97	5.64	4.16	5.39	3.92	5.48	3.83	4.47	3.77	5.20	3.90
Uruguayan Peso	42.73	35.81	42.58	36.94	43.12	34.86	42.21	35.18	39.68	32.82	43.01	33.48

Amounts provided by units of local currency per US dollar

Aeronautical Breakdown (in US$ million)

	3Q20 as reported	3Q19 as reported	% Var as reported	IAS 29 3Q20	3Q20 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	23.8	184.8	-87.1%	0.2	23.6	192.4	-87.8%
Passenger use fees	12.6	144.3	-91.3%	0.2	12.3	150.8	-91.8%
Aircraft fees	8.5	31.8	-73.2%	0.0	8.5	32.8	-74.0%
Other	2.7	8.7	-68.8%	-	2.7	8.7	-68.8%

Commercial Revenue Breakdown (in US$ million)

	3Q20 as reported	3Q19 as reported	% Var as reported	IAS 29 3Q20	3Q20 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Commercial revenue	51.5	123.3	-58.2%	0.0	51.5	127.7	-59.6%
Warehouse use fees	31.2	34.9	-10.7%	-0.1	31.3	37.2	-15.8%
Duty free shops	1.6	12.4	-87.4%	0.0	1.5	12.8	-87.9%
Rental of space (including hangars)	3.9	9.2	-58.0%	0.0	3.9	9.5	-59.5%
Parking facilities	1.2	7.6	-84.1%	0.0	1.2	7.9	-84.8%
Fuel	2.6	19.0	-86.5%	0.0	2.6	19.1	-86.6%
Food and beverage services	1.2	5.6	-79.4%	0.1	1.1	5.6	-80.5%
Advertising	2.0	5.5	-63.7%	0.1	1.9	5.6	-65.8%
Services and retail stores	1.2	4.2	-72.3%	0.0	1.2	4.3	-73.3%
Catering	0.2	2.5	-92.6%	0.0	0.2	2.7	-93.5%
VIP lounges	1.4	7.8	-81.7%	-0.1	1.6	7.9	-80.3%
Walkway services	0.7	2.2	-66.2%	0.0	0.7	2.3	-67.6%
Other	4.5	12.5	-64.2%	0.0	4.4	12.7	-65.0%

Revenues by Segment (in US$ million)

Country	9M20 as reported	9M19 as reported	% Var as reported	IAS 29 9M20	9M20 ex IAS 29	9M19 ex IAS 29	% Var ex IAS 29
Argentina	275.6	664.2	-58.5%	-13.7	289.3	742.8	-61.1%
Italy	41.8	108.5	-61.5%	-	41.8	108.5	-61.5%
Brazil	38.9	86.5	-55.1%	-	38.9	86.5	-55.1%
Uruguay	50.6	89.8	-43.7%	-	50.6	89.8	-43.7%
Armenia	31.0	99.9	-69.0%	-	31.0	99.9	-69.0%
Ecuador (1)	37.9	79.8	-52.5%	-	37.9	79.8	-52.5%
Unallocated	0.2	0.6	-74.3%	-	0.2	0.6	-74.3%
Total consolidated revenue (2)	475.8	1129.2	-57.9%	-13.7	489.5	1,207.9	-59.5%

1 Only includes Guayaquil Airport.

Revenue Breakdown (in US$ million)

	9M20 as reported	9M19 as reported	% Var as reported	IAS 29 9M20	9M20 ex IAS 29	9M19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	183.4	530.0	-65.4%	-4.7	188.1	563.0	-66.6%
Non-aeronautical Revenue	292.4	599.2	-51.2%	-8.9	301.4	644.8	-53.3%
Commercial revenue	194.8	348.5	-44.1%	-3.3	198.1	367.7	-46.1%
Construction service revenue (1)	96.8	249.0	-61.1%	-5.6	102.4	275.4	-62.8%
Other revenue	0.9	1.7	-48.5%	-	0.9	1.7	-48.5%
Total Consolidated Revenue	475.8	1129.2	-57.9%	-13.7	489.5	1207.8	-59.5%
Total Revenue excluding Construction Service revenue (2)	379.0	880.3	-56.9%	-8.1	387.1	932.4	-58.5%

1 Construction Service revenue equals the construction or upgrade costs plus a reasonable margin.

2 Excludes Construction Service revenue.

Aeronautical Breakdown (in US$ million)

	9M20 as reported	9M19 as reported	% Var as reported	IAS 29 9M20	9M20 ex IAS 29	9M19 ex IAS 29	% Var ex IAS 29
Aeronautical Revenue	183.4	530.0	-65.4%	-4.7	188.1	563.0	-66.6%
Passenger use fees	137.5	414.2	-66.8%	-4.2	141.6	442.9	-68.0%
Aircraft fees	36.5	90.9	-59.8%	-0.6	37.1	95.2	-61.1%
Other	9.4	24.9	-62.1%	-	9.4	24.9	-62.1%

Commercial Revenue Breakdown (in US$ million)

	9M20 as reported	9M19 as reported	% Var as reported	IAS 29 9M20	9M20 ex IAS 29	9M19 ex IAS 29	% Var ex IAS 29
Commercial revenue	194.8	348.5	-44.1%	-3.3	198.1	367.7	-46.1%
Warehouse use fees	90.8	104.4	-13.0%	-2.3	93.1	114.8	-18.9%
Duty free shops	11.7	35.7	-67.2%	-0.3	12.0	37.7	-68.1%
Rental of space (including hangars)	14.1	26.1	-46.1%	-0.1	14.2	27.4	-48.3%
Parking facilities	7.2	20.8	-65.5%	-0.2	7.3	22.1	-66.9%
Fuel	15.9	45.8	-65.2%	-0.1	16.0	46.3	-65.4%
Food and beverage services	6.1	15.9	-61.7%	0.1	6.0	16.2	-63.2%
Advertising	9.2	14.9	-38.1%	0.1	9.1	15.5	-41.2%
Services and retail stores	5.0	12.3	-59.4%	0.0	5.0	12.5	-60.1%
Catering	2.5	7.6	-67.6%	-0.1	2.6	8.3	-69.3%
VIP lounges	9.3	21.8	-57.5%	-0.2	9.5	22.1	-57.0%
Walkway services	3.2	6.5	-51.2%	-0.1	3.3	7.1	-54.1%
Other	19.9	36.5	-45.5%	-0.2	20.1	37.8	-46.9%

Total Expenses Breakdown (in US$ million)

	3Q20 as reported	3Q19 as reported	% Var as reported	IAS 29 3Q20	3Q20 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Cost of services	142.5	302.8	-52.9%	16.2	126.2	305.4	-58.7%
SG&A	16.4	55.6	-70.5%	0.3	16.1	59.4	-72.8%
Financial loss	49.6	113.2	-56.2%	-44.2	93.8	162.4	-42.2%
Inflation adjustment	11.5	6.3	82.2%	11.3	0.2	0.1	81.8%
Other expenses	62.9	0.8	7,763.3%	0.7	62.2	0.7	8,789.9%
Income tax expense	36.5	-17.4	-309.6%	10.5	25.9	-44.3	-158.6%
Total expenses	319.3	461.3	-30.8%	-5.2	324.5	483.6	-32.9%

Cost of Services (in US$ million)

	3Q20 as reported	3Q19 as reported	% Var as reported	IAS 29 3Q20	3Q20 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Cost of Services	142.5	302.8	-52.9%	16.2	126.2	305.4	-58.7%
Salaries and social security contributions	28.2	45.8	-38.5%	-0.1	28.2	47.5	-40.5%
Concession fees	12.6	41.4	-69.4%	0.0	12.6	43.3	-70.8%
Construction service cost	21.1	108.0	-80.5%	-2.0	23.1	117.0	-80.3%
Maintenance expenses	23.5	29.8	-21.3%	-0.1	23.6	32.2	-26.8%
Amortization and depreciation	43.0	36.1	19.1%	18.5	24.5	23.7	3.5%
Services and fees	9.2	16.9	-45.3%	-0.0	9.3	16.7	-44.4%
Cost of fuel	1.7	13.9	-87.9%	-	1.7	13.9	-87.9%
Taxes	0.7	4.0	-82.2%	0.0	0.7	4.1	-83.2%
Office expenses	0.2	4.0	-95.3%	-0.0	0.2	4.3	-95.5%
Provision for maintenance cost	0.3	0.3	-5.5%	-	0.3	0.3	-5.5%
Others	2.0	2.4	-14.9%	-0.0	2.0	2.4	-14.9%

Selling, General and Administrative Expenses (in US$ million)

	3Q20 as reported	3Q19 as reported	% Var as reported	IAS 29 3Q20	3Q20 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
SG&A	16.4	55.6	-70.5%	0.3	16.1	59.4	-72.8%
Taxes	2.6	9.5	-73.0%	-0.0	2.6	10.2	-74.6%
Salaries and social security contributions	4.1	7.1	-42.1%	-0.0	4.1	7.3	-43.7%
Services and fees	6.3	9.8	-36.1%	0.0	6.3	9.9	-36.8%
Office expenses	0.2	0.8	-75.7%	0.0	0.2	0.9	-79.0%
Amortization and depreciation	2.5	2.2	12.9%	0.3	2.2	2.0	9.5%
Maintenance expenses	0.1	0.5	-72.5%	-0.0	0.2	0.5	-67.5%
Advertising	0.1	1.1	-92.8%	-0.0	0.1	1.2	-93.4%
Insurances	0.5	0.4	17.0%	-0.0	0.5	0.4	17.3%
Charter services	-0.1	0.2	-140.2%	-	-0.1	0.2	-140.2%
Bad debts recovery	-2.1	-0.2	963.9%	-	-2.1	-0.2	963.9%
Bad debts	1.8	22.2	-91.8%	-0.0	1.8	25.0	-92.7%
Others	0.5	2.0	-76.3%	-0.0	0.5	2.0	-76.3%

Expenses by Segment (in US$ million)

Country	3Q20 as reported	3Q19 as reported	% Var as reported	IAS 29 3Q20	3Q20 ex IAS 29	3Q19 ex IAS 29	% Var ex IAS 29
Argentina	92.0	225.5	-59.2%	17.2	74.8	231.8	-67.7%
Italy	21.3	30.6	-30.4%	-	21.3	30.6	-30.4%
Brazil	38.2	27.1	41.0%	-	38.2	27.1	41.0%
Uruguay	11.4	17.0	-32.8%	-	11.4	17.0	-32.8%
Armenia	9.6	27.2	-64.8%	-	9.6	27.2	-64.8%
Ecuador	8.0	25.0	-68.0%	-	8.0	25.0	-68.0%
Unallocated	41.3	6.7	516.0%	-	41.3	6.7	516.0%
Total consolidated expenses (1) (2)	221.8	359.1	-38.2%	17.2	204.6	365.5	-44.0%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method

Costs and Expenses (in US$ million)

	9M20 as reported	9M19 as reported	% Var as reported	IAS 29 9M20	9M20 ex IAS 29	9M19 ex IAS 29	% Var ex IAS 29
Cost of Services	508.8	809.0	-37.1%	46.9	461.9	825.9	-44.1%
Salaries and social security contributions	99.5	137.1	-27.4%	-1.8	101.3	144.2	-29.8%
Concession fees	59.3	118.7	-50.1%	-1.3	60.6	126.7	-52.2%
Construction service cost	95.2	247.4	-61.5%	-5.6	100.8	273.8	-63.2%
Maintenance expenses	65.2	86.1	-24.2%	-1.6	66.8	93.1	-28.2%
Amortization and depreciation	134.1	107.7	24.5%	57.8	76.3	72.9	4.7%
Other	55.5	112.0	-50.4%	-0.6	56.1	115.3	-51.3%
Cost of Services Excluding Construction Service cost	413.6	561.6	-26.4%	52.5	361.1	552.1	-34.6%
Selling, general and administrative expenses	73.2	127.3	-42.5%	-0.2	73.4	134.5	-45.5%
Other expenses	68.2	1.6	4,165.6%	0.7	67.6	1.6	4,123.7%
Total Costs and Expenses	650.2	937.9	-30.7%	47.4	602.8	962.0	-37.3%
Total Costs and Expenses Excluding Construction Service cost	555.0	690.5	-19.6%	53.0	502.0	688.3	-27.1%

Total Expenses Breakdown (in US$ million)

	9M20 as reported	9M19 as reported	% Var as reported	IAS 29 9M20	9M20 ex IAS 29	9M19 ex IAS 29	% Var ex IAS 29
Cost of services	508.8	809.0	-37.1%	46.9	461.9	825.9	-44.1%
SG&A	73.2	127.3	-42.5%	-0.2	73.4	134.5	-45.5%
Financial loss	151.3	192.8	-21.5%	-101.1	252.5	312.0	-19.1%
Inflation adjustment	16.5	19.9	-16.9%	16.4	0.1	-0.1	-244.2%
Other expenses	68.2	1.6	4,165.6%	0.7	67.6	1.6	4,123.7%
Income tax expense	-1.1	-10.2	-89.2%	23.3	-24.4	-46.7	-47.8%
Total expenses	817.0	1,140.4	-28.4%	-14.0	831.1	1,227.3	-32.3%

Cost of Services (in US$ million)

	9M20 as reported	9M19 as reported	% Var as reported	IAS 29 9M20	9M20 ex IAS 29	9M19 ex IAS 29	% Var ex IAS 29
Cost of Services	508.8	809.0	-37.1%	46.9	461.9	825.9	-44.1%
Salaries and social security contributions	99.5	137.1	-27.4%	-1.8	101.3	144.2	-29.8%
Concession fees	59.3	118.7	-50.1%	-1.3	60.6	126.7	-52.2%
Construction service cost	95.2	247.4	-61.5%	-5.6	100.8	273.8	-63.2%
Maintenance expenses	65.2	86.1	-24.2%	-1.6	66.8	93.1	-28.2%
Amortization and depreciation	134.1	107.7	24.5%	57.8	76.3	72.9	4.7%
Services and fees	30.4	47.8	-36.4%	-0.4	30.8	49.5	-37.8%
Cost of fuel	10.0	32.0	-68.8%	-	10.0	32.0	-68.8%
Taxes	5.2	12.5	-58.6%	-0.0	5.2	12.8	-59.3%
Office expenses	3.3	10.2	-67.4%	-0.2	3.5	11.4	-69.4%
Provision for maintenance cost	1.1	1.4	-23.5%	-	1.1	1.4	-23.5%
Others	5.6	8.1	-31.2%	-0.0	5.6	8.2	-31.7%

Selling, General and Administrative Expenses (in US$ million)

	9M20 as reported	9M19 as reported	% Var as reported	IAS 29 9M20	9M20 ex IAS 29	9M19 ex IAS 29	% Var ex IAS 29
SG&A	73.2	127.3	-42.5%	-0.2	73.4	134.5	-45.5%
Taxes	14.8	27.8	-46.7%	-0.6	15.4	30.9	-50.2%
Salaries and social security contributions	14.1	21.2	-33.5%	-0.2	14.3	22.1	-35.4%
Services and fees	20.1	27.8	-27.7%	-0.0	20.1	28.1	-28.4%
Office expenses	1.0	3.3	-68.8%	-0.0	1.1	3.6	-70.5%
Amortization and depreciation	7.2	7.4	-3.0%	0.9	6.3	6.6	-4.6%
Maintenance expenses	1.4	1.2	12.5%	-0.1	1.4	1.2	19.4%
Advertising	0.4	1.7	-76.7%	-0.0	0.4	1.9	-78.8%
Insurances	1.5	1.3	16.5%	-0.0	1.5	1.3	16.9%
Charter services	0.1	0.6	-77.6%	-	0.1	0.6	-77.6%
Bad debts recovery	-2.3	-0.6	280.4%	-	-2.3	-0.6	280.4%
Bad debts	11.0	28.6	-61.5%	-0.2	11.2	31.9	-64.9%
Others	3.8	6.9	-44.5%	-0.0	3.8	6.9	-44.5%

Expenses by Segment (in US$ million)

Country	9M20 as reported	9M19 as reported	% Var as reported	IAS 29 9M20	9M20 ex IAS 29	9M19 ex IAS 29	% Var ex IAS 29
Argentina	330.7	560.7	-41.0%	47.4	283.3	584.8	-51.6%
Italy	60.1	86.6	-30.6%	-	60.1	86.6	-30.6%
Brazil	84.3	85.3	-1.1%	-	84.3	85.3	-1.1%
Uruguay	44.2	53.8	-17.8%	-	44.2	53.8	-17.8%
Armenia	37.9	70.6	-46.4%	-	37.9	70.6	-46.4%
Ecuador	39.4	61.8	-36.3%	-	39.4	61.8	-36.3%
Unallocated	53.6	19.3	177.7%	-	53.6	19.3	177.7%
Total consolidated expenses (1) (2)	650.2	937.9	-30.7%	47.4	602.8	962.1	-37.3%
(1)	Excludes income tax and financial loss
(2)	We account for the results of operations of ECOGAL and AAP using the equity method.

Adjusted EBITDA by Segment (in US$ million)

	9M20 as reported	9M19 as reported	% Var as reported	IAS 29 9M20	9M20 ex IAS 29	9M19 ex IAS 29	% Var ex IAS 29
Argentina	40.7	176.1	-76.9%	-0.3	41.0	196.2	-79.1%
Italy	-9.1	31.2	-129.1%	-	-9.1	31.2	-129.1%
Brazil	-38.4	10.5	-465.4%	-	-38.4	10.5	-465.4%
Uruguay	15.3	44.4	-65.4%	-	15.3	44.4	-65.4%
Armenia	4.5	39.4	-88.6%	-	4.5	39.4	-88.6%
Ecuador	1.3	19.4	-93.4%	-	1.3	19.4	-93.4%
Unallocated	-41.1	-3.0	1,270.4%	-	-41.1	-3.0	1,270.4%
Perú	-4.6	-0.9	415.3%	-	-4.6	-0.9	415.3%
Total segment EBITDA	-31.4	317.1	-109.9%	-0.3	-31.1	337.1	-109.2%

Adjusted EBITDA Reconciliation to Income from Continuing Operations (in US$ million)

	9M20 as reported	9M19 as reported	% Var as reported	IAS 29 9M20	9M20 ex IAS 29	9M19 ex IAS 29	% Var ex IAS 29
Income from Continuing Operations	-312.9	32.5	-1062.8%	-4.2	-308.7	42.4	-828.2%
Financial Income	-26.5	-33.1	-20.0%	4.3	-30.8	-50.0	-38.4%
Financial Loss	151.3	192.8	-21.5%	-101.1	252.5	312.0	-19.1%
Inflation adjustment	16.5	19.9	-16.9%	16.4	0.1	-0.1	-244.2%
Income Tax Expense	-1.1	-10.2	-89.2%	23.3	-24.4	-46.7	-47.8%
Amortization and Depreciation	141.3	115.1	22.7%	58.7	82.6	79.4	4.0%
Adjusted EBITDA	-31.4	317.1	-109.9%	-0.3	-31.1	337.1	-109.2%
Adjusted EBITDA Margin	-6.6%	28.1%	-3,469 bps	-	-6.3%	27.9%	-3,424 bps
Adjusted EBITDA excluding Construction Service	-32.9	315.4	-110.4%	-0.3	-32.6	335.5	-109.7%
Adjusted EBITDA Margin excluding Construction Service	-8.7%	35.8%	-4,449 bps	-	-8.4%	36.0%	-4,443 bps

Financial Income / Loss (in US$ million)

	9M20 as reported	9M19 as reported	% Var as reported	IAS 29 9M20	9M20 ex IAS 29	9M19 ex IAS 29	% Var ex IAS 29
Financial Income	26.5	33.1	-20.0%	-4.3	30.8	50.0	-38.4%
Interest income	15.4	22.2	-30.6%	-0.2	15.6	24.9	-37.2%
Foreign exchange income	5.9	7.3	-19.0%	-0.6	6.6	21.5	-69.5%
Other	5.2	3.6	43.4%	-0.1	5.2	3.6	45.0%
Inflation adjustment	-16.5	-19.9	-16.9%	-16.4	-0.1	0.1	-244.2%
Inflation adjustment	-16.5	-19.9	-16.9%	-16.4	-0.1	0.1	-244.2%
Financial Loss	-151.3	-192.8	-21.5%	101.1	-252.5	-312.0	-19.1%
Interest Expenses	-66.7	-66.9	-0.3%	0.9	-67.5	-69.8	-3.3%
Foreign exchange transaction expenses	-31.6	-60.6	-47.8%	96.8	-128.4	-176.8	-27.3%
Changes in liability for concessions	-41.2	-62.6	-34.2%	-	-41.2	-62.6	-34.2%
Other expenses	-11.9	-2.4	394.4%	0	-11.9	-2.4	397.2%
Financial Loss, Net	-141.4	-179.6	-21.3%	80.4	-221.8	-261.9	-15.3%

% Ownership by Concession
Aeropuertos Argentina 2000	Argentina	81.3%
Neuquén	Argentina	74.1%
Bahía Blanca	Argentina	81.1%
Toscana Aeroporti (Florence and Pisa airports)	Italy	46.7%
ICAB (Brasilia Airport)	Brasil	51.0%
ICASGA (Natal Airport)	Brasil	99.9%
Puerta del Sur (Carrasco Airport)	Uruguay	100.0%
CAISA (Punta del Este Airport)	Uruguay	100.0%
AIA (Armenian airports)	Armenia	100.0%
TAGSA (Guayaquil Airport)	Ecuador	50.0%
ECOGAL (Galápagos Airport)	Ecuador	99.9%
Aeropuertos Andinos del Peru	Peru	50.0%

Selected Income Statement Data (in US$ million)

	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Argentina
Total Revenue	53.4	244.7	-78.2%	275.6	664.2	-58.5%
Total Revenue Excluding IFRIC12(1)	35.0	149.5	-76.6%	201.9	440.9	-54.2%
Operating Income	-37.7	22.9	-264.6%	-49.9	114.3	-143.6%
Net Income	-53.8	-37.2	44.7%	-68.8	64.9	-206.0%
Adjusted Segment EBITDA	-9.2	43.6	-121.2%	40.7	176.1	-76.9%
Adjusted Segment EBITDA Mg	-17.3%	17.8%	-3,508 bps	14.8%	26.5%	-1,173 bps
Adjusted EBITDA Margin excluding IFRIC	-26.4%	29.1%	-5,554 bps	20.1%	39.9%	-1,980 bps
Italy
Total Revenue	15.8	42.6	-62.8%	41.8	108.5	-61.5%
Total Revenue Excluding IFRIC12(1)	14.8	41.2	-64.2%	36.6	103.1	-64.5%
Operating Income	-5.4	12.0	-145.4%	-18.3	21.9	-183.7%
Net Income	-4.5	7.9	-156.4%	-14.4	13.9	-203.6%
Adjusted Segment EBITDA	-2.1	15.1	-114.2%	-9.1	31.2	-129.1%
Adjusted Segment EBITDA Mg	-13.6%	35.4%	-4,896 bps	-21.7%	28.8%	-5,051 bps
Adjusted EBITDA Margin excluding IFRIC	-19.2%	36.5%	-5,567 bps	-28.7%	29.2%	-5,787 bps
Brazil
Total Revenue	8.9	28.4	-68.6%	38.9	86.5	-55.1%
Operating Income	-29.3	1.5	-2,051.0%	-45.3	1.6	-2,933.6%
Net Income	-97.6	-20.8	370.0%	-148.8	-81.7	82.3%
Adjusted segment EBITDA	-27.0	4.4	-714.6%	-38.4	10.5	-465.4%
Adjusted Segment EBITDA Mg	-303.2%	15.6%	n.m.	-98.7%	12.2%	n.m.
Uruguay
Total Revenue	8.3	28.0	-70.3%	50.6	89.8	-43.7%
Total Revenue Excluding IFRIC12(1)	6.4	26.3	-75.8%	41.7	87.3	-52.3%
Operating Income	-3.1	10.4	-129.7%	5.9	34.3	-82.9%
Net Income	-3.0	7.3	-141.2%	2.3	24.2	-90.6%
Adjusted Segment EBITDA	0.1	13.5	-99.3%	15.3	44.4	-65.4%
Adjusted Segment EBITDA Mg	1.1%	48.1%	-4,697 bps	30.4%	49.4%	-1,905 bps
Adjusted EBITDA Margin excluding IFRIC	1.5%	51.0%	-4,953 bps	36.8%	49.4%	-1,258 bps
Ecuador
Total Revenue	5.9	31.3	-81.0%	37.9	79.8	-52.5%
Total Revenue Excluding IFRIC12(1)	5.8	24.0	-75.8%	30.5	71.2	-57.2%
Operating Income	-2.2	5.5	-140.2%	-2.4	15.9	-114.9%
Net Income	-2.5	5.1	-149.3%	-3.5	14.3	-124.4%
Adjusted Segment EBITDA	-1.0	6.7	-114.7%	1.3	19.4	-93.4%
Adjusted Segment EBITDA Mg	-16.5%	21.4%	-3,793 bps	3.4%	24.3%	-2,094 bps
Adjusted EBITDA Margin excluding IFRIC	-16.9%	27.9%	-4,483 bps	4.2%	27.2%	-2,302 bps
Armenia
Total Revenue	5.2	41.9	-87.7%	31.0	99.9	-69.0%
Total Revenue Excluding IFRIC12(1)	5.0	39.2	-87.3%	29.3	90.6	-67.7%
Operating Income	-4.3	14.7	-129.5%	-6.8	29.4	-123.1%
Net Income	-5.5	10.8	-150.7%	-11.4	19.6	-157.9%
Adjusted Segment EBITDA	-0.6	18.2	-103.2%	4.5	39.4	-88.6%
Adjusted Segment EBITDA Mg	-11.3%	43.5%	-5,484 bps	14.6%	39.4%	-2,484 bps
Adjusted EBITDA Margin excluding IFRIC	-11.9%	46.4%	-5,833 bps	15.2%	43.1%	-2,787 bps
Unallocated
Total revenue	0.0	0.2	-98.5%	0.2	0.6	-74.3%
Operating income	-41.0	-5.2	688.3%	-51.8	-14.7	252.4%
Net Income	-43.7	-5.4	707.0%	-63.7	-21.9	191.0%
Adjusted segment EBITDA	-37.1	-1.5	N/A	-41.1	-3.0	N/A
Adjusted Segment EBITDA Mg	N/A	N/A	N/A	N/A	N/A	N/A

1 Excludes Construction Service revenue.

2 Excludes the effect of IFRIC 12 with respect to the construction or improvements to assets under the concession.

3 Starting in 3Q18, reported numbers are presented applying Hyperinflation accounting for our Argentinean subsidiaries, in accordance with IAS 29, as explained above. Please refer to Review of Segments – Argentina to see the effect of this rule in our Argentinean subsidiaries.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.
Argentina
Aeroparque (1)	0	2,926	-100%	0	54	-100%	-	233	-100%	1	3,213	-100%	76	364	-79%	343	28,314	-99%
Bariloche	0	648	-100%	0	32	-100%	-	1	-100%	0	681	-100%	-	47	-100%	188	4,964	-96%
Catamarca	1	16	-96%	-	-	-	0	0	380%	1	16	-96%	-	6	-100%	294	478	-38%
C. Rivadavia	1	161	-100%	-	-	-	1	2	-58%	1	162	-99%	-	259	-100%	653	2,412	-73%
Córdoba	1	670	-100%	0	165	-100%	0	48	-99%	1	884	-100%	187	684	-73%	428	7,856	-95%
El Palomar	1	456	-100%	-	63	-100%	-	-	-	1	518	-100%	-	-	-	360	3,373	-89%
Esquel	0	15	-99%	-	-	-	0	0	150%	0	15	-99%	-	-	-	74	228	-68%
Ezeiza (1)(2)	5	255	-98%	54	2,877	-98%	0	78	-100%	59	3,211	-98%	30,697	50,498	-39%	2,490	21,888	-89%
Formosa	0	30	-99%	-	-	-	-	-	-	0	30	-99%	-	37	-100%	127	596	-79%
General Pico	-	1	-100%	-	-	-	-	0	-100%	-	1	-100%	-	-	-	172	998	-83%
Iguazú	0	413	-100%	0	1	-100%	0	4	-100%	0	418	-100%	-	-	-	42	3,340	-99%
Jujuy	1	104	-99%	0	0	-99%	0	2	-96%	1	106	-99%	-	30	-100%	231	1,250	-82%
La Rioja	0	17	-100%	-	-	-	0	-	-	0	17	-99%	-	25	-100%	91	435	-79%
Malargüe	0	0	-94%	-	0	-100%	-	-	-	0	0	-95%	-	-	-	19	104	-82%
Mar del Plata	0	75	-100%	0	0	-70%	0	4	-100%	0	79	-100%	0	25	-99%	130	1,716	-92%
Mendoza	1	465	-100%	0	112	-100%	0	5	-89%	2	581	-100%	4	156	-98%	436	5,685	-92%
Paraná	0	17	-100%	-	0	-100%	0	0	300%	0	17	-100%	-	-	-	313	682	-54%
Posadas	0	88	-100%	-	0	-100%	-	-	-	0	88	-100%	-	88	-100%	165	1,180	-86%
Pto Madryn	0	22	-100%	-	-	-	0	0	-7%	0	22	-99%	-	-	-	34	227	-85%
Reconquista	0	1	-95%	-	0	-100%	0	0	-71%	0	1	-95%	-	-	-	706	916	-23%
Resistencia	2	77	-98%	0	0	-53%	0	10	-100%	2	87	-98%	0	107	-100%	207	1,122	-82%
Río Cuarto	0	11	-99%	-	-	-	0	-	-	0	11	-99%	-	8	-100%	76	215	-65%
Río Gallegos	1	63	-99%	-	0	-100%	0	2	-99%	1	65	-99%	0	118	-100%	204	826	-75%
Río Grande	1	37	-98%	-	0	-100%	0	0	-99%	1	38	-98%	46	86	-46%	108	650	-83%
Salta	2	389	-100%	0	14	-100%	0	13	-98%	2	417	-100%	-	284	-100%	380	3,801	-90%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.
San Fernando	3	3	-4%	1	2	-50%	-	-	-	4	5	-23%	-	-	-	7,181	11,140	-36%
San Juan	1	51	-98%	0	-	-	0	-	-	1	51	-97%	-	-	-	207	524	-60%
San Luis	0	19	-100%	-	-	-	-	-	-	0	19	-100%	-	48	-100%	45	294	-85%
San Rafael	0	16	-99%	-	-	-	0	-	-	0	16	-98%	-	1	-100%	219	988	-78%
Santa Rosa	0	13	-100%	-	-	-	0	0	3%	0	13	-99%	-	1	-100%	238	642	-63%
Santiago del Estero	0	39	-100%	0	-	-	0	-	-	0	39	-100%	-	37	-100%	238	712	-67%
Tucumán	0	256	-100%	0	12	-100%	0	4	-98%	0	272	-100%	-	278	-100%	146	2,516	-94%
Viedma	0	11	-96%	-	-	-	0	-	-	1	11	-93%	-	-	-	151	179	-16%
Villa Mercedes	0	0	-92%	-	-	-	-	-	-	0	0	-92%	-	-	-	542	718	-25%
Termas de Río Hondo	0	5	-100%	-	0	-100%	-	-	-	0	5	-100%	-	3	-100%	24	278	-91%
Bahía Blanca	0	82	-100%	-	-	-	0	6	-96%	1	88	-99%	-	82	-100%	168	1,184	-86%
Neuquén	1	329	-100%	0	8	-100%	0	5	-94%	1	342	-100%	-	261	-100%	584	3,706	-84%
Total Argentina	23	7,781	-100%	55	3,341	-98%	4	417	-99%	82	11,539	-99%	31,011	53,535	-42%	18,014	116,137	-84%

Italy
Pisa	207	381	-46%	311	1,417	-78%	0	3	-95%	519	1,801	-71%	3,173	3,024	5%	6,833	14,298	-52%
Florence	44	102	-57%	155	750	-79%	-	0	-100%	198	851	-77%	23	34	-31%	4,867	10,620	-54%
Total Italy	251	483	-48%	466	2,167	-79%	0	3	-95%	717	2,653	-73%	3,196	3,058	4%	11,700	24,918	-53%

Brazil
Brasilia (3)	775	2,366	-67%	2	138	-98%	515	1,624	-68%	1,291	4,128	-69%	5,025	18,322	-73%	16,284	36,441	-55%
Natal	145	545	-73%	0	21	-99%	0	-	-	145	566	-74%	710	2,661	-73%	1,493	4,473	-67%
Total Brazil	920	2,911	-68%	2	159	-99%	515	1,624	-68%	1,437	4,693	-69%	5,736	20,982	-73%	17,777	40,914	-57%

Uruguay
Carrasco	0	0	-71%	23	500	-95%	0	5	-99%	24	505	-95%	5,871	6,820	-14%	1,311	5,440	-76%
Punta del Este	-	0	-100%	1	17	-97%	-	-	-	1	17	-97%	-	-	-	449	834	-46%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.	3Q'20	3Q'19	% Var.
Total Uruguay	0	0	-74%	24	517	-95%	0	5	-99%	24	523	-95%	5,871	6,820	-14%	1,760	6,274	-72%

Ecuador
Guayaquil	47	444	-89%	94	549	-83%	4	23	-83%	144	1,016	-86%	1,893	7,077	-73%	7,360	18,521	-60%
Galápagos	7	136	-95%	-	-	-	-	-	-	7	136	-95%	244	1,133	-78%	140	1,497	-91%
Total Ecuador	54	579	-91%	94	549	-83%	4	23	-83%	152	1,152	-87%	2,137	8,210	-74%	7,500	20,018	-63%

Armenia
Zvartnots	-	-	-	93	1,060	-91%	-	-	-	93	1,060	-91%	4,753	5,403	-12%	1,569	8,782	-82%
Shirak	-	-	-	3	44	-94%	-	-	-	3	44	-94%	-	-	-	31	267	-88%
Total Armenia	-	-	-	95	1,104	-91%	-	-	-	95	1,104	-91%	4,753	5,403	-12%	1,600	9,049	-82%

Perú
Arequipa	31	571	-95%	-	6	-100%	-	-	-	31	577	-95%	74	695	-89%	704	4,526	-84%
Juliaca	8	125	-94%	-	0	-100%	-	-	-	8	125	-94%	22	216	-90%	314	1,002	-69%
Puerto Maldonado	0	95	-100%	-	-	-	-	-	-	0	95	-100%	3	176	-98%	116	835	-86%
Tacna	4	135	-97%	-	0	-100%	-	-	-	4	135	-97%	70	274	-75%	177	1,099	-84%
Ayacucho	3	80	-96%	-	-	-	-	-	-	3	80	-96%	9	48	-82%	392	940	-58%
Total Perú	45	1,005	-95%	-	6	-100%	-	-	-	45	1,011	-96%	178	1,409	-87%	1,703	8,402	-80%
Total CAAP	1,293	12,758	-90%	736	7,843	-91%	523	2,072	-75%	2,552	22,674	-89%	52,880	99,417	-47%	60,054	225,712	-73%

1)	Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport was reassigned to Ezeiza Airport, and the remaining 50% was reassigned on April 1st, 2019. These measures are part of resolution 183/2018 issued by the “Administración Nacional De Aviación Civil” (ANAC) which intends to optimize the management and infrastructure of Aeroparque Airport, taking into account the growing domestic aeronautical market and the seasonality of regional operations in Argentina. Aircrafts which travel to or from Uruguay are excluded from this resolution.
2)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
3)	Starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Operating Statistics by Airport: Traffic, Cargo and Aircraft Movements

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.	YTD’20	YTD'19	% Var.
Argentina
Aeroparque (1)	2,053	8,197	-75%	68	591	-89%	172	656	-74%	2,293	9,444	-76%	394	1,088	-64%	22,443	85,242	-74%
Bariloche	428	1,381	-69%	3	35	-90%	3	6	-58%	434	1,422	-70%	-	70	-100%	3,623	11,095	-67%
Catamarca	11	48	-77%	-	-	-	0	2	-78%	12	50	-77%	18	61	-71%	914	1,645	-44%
C. Rivadavia	122	487	-75%	-	0	-100%	2	4	-50%	124	491	-75%	180	790	-77%	3,310	7,422	-55%
Córdoba	504	1,998	-75%	159	569	-72%	35	126	-73%	698	2,693	-74%	979	1,454	-33%	7,066	24,216	-71%
El Palomar	399	1,098	-64%	81	180	-55%	-	-	-	480	1,278	-62%	-	-	-	3,691	8,969	-59%
Esquel	12	41	-69%	0	0	-31%	0	0	25%	13	41	-69%	-	-	-	505	890	-43%
Ezeiza (1)(2)	242	691	-65%	2,561	8,436	-70%	72	195	-63%	2,874	9,322	-69%	99,668	155,087	-36%	24,735	63,658	-61%
Formosa	18	81	-77%	0	0	-83%	0	0	267%	18	81	-77%	49	122	-60%	563	1,449	-61%
General Pico	0	2	-72%	-	-	-	0	0	-60%	0	2	-72%	-	-	-	1,220	2,706	-55%
Iguazú	347	1,150	-70%	2	1	60%	3	5	-38%	352	1,157	-70%	-	-	-	3,401	9,531	-64%
Jujuy	82	298	-73%	0	0	-99%	1	2	-73%	83	301	-73%	29	89	-68%	1,225	3,503	-65%
La Rioja	10	49	-79%	-	-	-	0	2	-96%	10	51	-80%	19	88	-78%	442	1,266	-65%
Malargüe	0	1	-94%	-	0	-100%	-	-	-	0	1	-94%	-	-	-	59	182	-68%
Mar del Plata	108	298	-64%	0	0	32%	3	15	-77%	112	313	-64%	40	120	-67%	2,310	6,321	-63%
Mendoza	339	1,342	-75%	91	388	-77%	3	16	-82%	433	1,746	-75%	289	609	-53%	5,058	17,034	-70%
Paraná	8	45	-82%	0	0	-91%	0	0	-14%	8	45	-82%	0	-	-	1,094	1,851	-41%
Posadas	58	249	-77%	0	0	-65%	0	1	-87%	58	250	-77%	65	252	-74%	1,125	3,481	-68%
Pto Madryn	12	64	-82%	-	-	-	1	0	110%	13	65	-80%	-	-	-	236	649	-64%
Reconquista	0	4	-97%	-	0	-100%	0	0	-7%	0	4	-95%	-	-	-	2,008	2,475	-19%
Resistencia	41	207	-80%	0	0	-65%	9	24	-62%	50	232	-78%	66	293	-77%	1,056	3,177	-67%
Río Cuarto	4	29	-85%	-	-	-	0	0	850%	4	29	-85%	11	31	-63%	248	608	-59%
Río Gallegos	61	192	-68%	0	0	16%	2	7	-74%	63	199	-68%	100	342	-71%	1,198	2,507	-52%
Río Grande	30	112	-73%	0	0	-42%	0	1	-78%	30	113	-73%	116	202	-42%	657	1,804	-64%
Salta	306	993	-69%	15	57	-74%	6	35	-83%	327	1,085	-70%	211	756	-72%	3,660	10,555	-65%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD'20	YTD'19	% Var.	YTD'20	YTD'19	% Var.	YTD'20	YTD'19	% Var.	YTD'20	YTD'19	% Var.	YTD'20	YTD'19	% Var.	YTD'20	YTD'19	% Var.
San Fernando	8	11	-25%	5	8	-38%	-	-	-	13	19	-31%	-	-	-	18,930	31,719	-40%
San Juan	31	106	-71%	0	0	669%	1	-	-	32	106	-70%	-	-	-	662	1,236	-46%
San Luis	12	58	-78%	-	-	-	-	-	-	12	58	-78%	45	112	-60%	315	910	-65%
San Rafael	11	42	-73%	-	-	-	0	-	-	12	42	-72%	1	385	-100%	1,521	3,919	-61%
Santa Rosa	7	36	-80%	-	-	-	0	0	59%	7	37	-80%	-	7	-100%	1,000	1,970	-49%
Santiago del Estero	24	116	-79%	0	-	-	0	0	33%	24	116	-79%	24	121	-80%	850	2,224	-62%
Tucumán	166	684	-76%	12	49	-76%	1	11	-95%	178	743	-76%	165	1,403	-88%	1,828	7,046	-74%
Viedma	8	30	-72%	-	-	-	1	-	-	9	30	-71%	-	-	-	304	529	-43%
Villa Mercedes	0	0	-70%	-	-	-	0	0	100%	0	0	-68%	-	-	-	1,600	1,414	13%
Termas de Río Hondo	0	12	-96%	-	0	-100%	-	-	-	0	12	-96%	-	7	-100%	84	519	-84%
Bahía Blanca	53	260	-80%	-	-	-	5	19	-71%	58	278	-79%	59	252	-77%	1,165	3,888	-70%
Neuquén	223	873	-74%	0	24	-100%	3	10	-66%	226	906	-75%	169	638	-74%	3,709	10,454	-65%
Total Argentina	5,742	21,284	-73%	2,998	10,338	-71%	323	1,137	-72%	9,062	32,759	-72%	102,698	164,377	-38%	123,815	338,064	-63%

Italy
Pisa	445	1,063	-58%	703	3,179	-78%	0	5	-92%	1,148	4,247	-73%	9,276	9,401	-1%	13,759	33,877	-59%
Florence	102	286	-64%	493	1,898	-74%	-	0	-100%	595	2,185	-73%	227	165	37%	11,044	27,637	-60%
Total Italy	547	1,349	-59%	1,195	5,078	-76%	0	5	-92%	1,743	6,431	-73%	9,503	9,567	-1%	24,803	61,514	-60%

Brazil
Brasilia (3)	2,985	6,800	-56%	159	454	-65%	2,109	4,987	-58%	5,253	12,241	-57%	19,798	58,638	-66%	54,863	106,209	-48%
Natal	765	1,642	-53%	28	63	-56%	0	-	-	793	1,706	-53%	4,810	9,724	-51%	6,917	13,080	-47%
Total Brazil	3,750	8,443	-56%	187	517	-64%	2,109	4,987	-58%	6,046	13,947	-57%	24,608	68,362	-64%	61,780	119,289	-48%

Uruguay
Carrasco	0	0	-58%	480	1,502	-68%	2	9	-80%	482	1,512	-68%	22,079	20,983	5%	6,935	16,490	-58%
Punta del Este	0	0	102%	76	152	-50%	-	-	-	77	153	-50%	-	-	-	3,542	5,635	-37%

	Domestic Passenger Traffic (in thousands)			International Passenger Traffic (in thousands)			Transit Passengers (in thousands)			Total Passenger Traffic (in thousands)			Cargo volume (in tons)			Aircraft movements
	YTD'20	YTD'19	% Var.	YTD'20	YTD'19	% Var.	YTD'20	YTD'19	% Var.	YTD'20	YTD'19	% Var.	YTD'20	YTD'19	% Var.	YTD'20	YTD'19	% Var.
Total Uruguay	0	0	-27%	556	1,655	-66%	2	9	-80%	558	1,665	-66%	22,079	20,983	5%	10,477	22,125	-53%

Ecuador
Guayaquil	427	1,348	-68%	584	1,567	-63%	35	59	-42%	1,045	2,974	-65%	10,359	25,748	-60%	27,595	56,449	-51%
Galápagos	122	408	-70%	1	-	-	-	-	-	122	408	-70%	1,513	3,612	-58%	1,476	4,509	-67%
Total Ecuador	548	1,756	-69%	584	1,567	-63%	35	59	-42%	1,167	3,382	-65%	11,872	29,360	-60%	29,071	60,958	-52%

Armenia
Zvartnots	-	-	-	647	2,312	-72%	-	-	-	647	2,312	-72%	11,381	13,697	-17%	7,754	19,757	-61%
Shirak	-	-	-	30	112	-73%	-	-	-	30	112	-73%	1	-	-	211	667	-68%
Total Armenia	-	-	-	677	2,424	-72%	-	-	-	677	2,424	-72%	11,382	13,697	-17%	7,965	20,424	-61%

Perú
Arequipa	444	1,484	-70%	6	11	-45%	-	-	-	450	1,495	-70%	606	1,780	-66%	4,082	11,964	-66%
Juliaca	124	343	-64%	0	0	315%	-	-	-	124	343	-64%	197	645	-70%	1,434	2,960	-52%
Puerto Maldonado	74	244	-70%	-	0	-100%	-	-	-	74	244	-70%	159	487	-67%	864	2,275	-62%
Tacna	114	357	-68%	0	0	-71%	-	-	-	114	357	-68%	329	715	-54%	1,264	3,223	-61%
Ayacucho	92	203	-55%	-	-	-	-	-	-	92	203	-55%	71	143	-50%	1,592	2,515	-37%
Total Perú	848	2,631	-68%	6	11	-44%	-	-	-	854	2,642	-68%	1,362	3,771	-64%	9,236	22,937	-60%
Total CAAP	11,436	35,463	-68%	6,203	21,590	-71%	2,469	6,198	-60%	20,108	63,251	-68%	183,502	310,116	-41%	267,147	645,311	-59%
1)	Starting May 3, 2018, 50% of international air traffic in Aeroparque Airport was reassigned to Ezeiza Airport, and the remaining 50% was reassigned on April 1st, 2019. These measures are part of resolution 183/2018 issued by the “Administración Nacional De Aviación Civil” (ANAC) which intends to optimize the management and infrastructure of Aeroparque Airport, taking into account the growing domestic aeronautical market and the seasonality of regional operations in Argentina. Aircrafts which travel to or from Uruguay are excluded from this resolution.
2)	Note that preliminary passenger traffic figures for Ezeiza Airport, in Argentina, for 2019 as well as January 2020, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.
3)	Preliminary data on 1,256 in January and 195 in February 2020 at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, starting November 2019 the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Income Statement (in US$ thousands)

	3Q20	3Q19	% Var.	9M20	9M19	% Var.
Continuing operations
Revenue	97,572	417,095	-76.6%	475,837	1,129,238	-57.9%
Cost of services	(142,479)	(302,753)	-52.9%	(508,825)	(809,013)	-37.1%
Gross (loss) / profit	(44,907)	114,342	-139.3%	(32,988)	320,225	-110.3%
Selling, general and administrative expenses	(16,396)	(55,635)	-70.5%	(73,165)	(127,273)	-42.5%
Impairment loss	(58,783)	0	-	(63,273)	0	-
Other operating income	1,168	3,814	-69.4%	5,792	11,461	-49.5%
Other operating expense	(4,123)	(759)	443.2%	(4,977)	(1,624)	206.5%
Operating (loss) / income	(123,041)	61,762	-299.2%	(168,611)	202,789	-183.1%
Share of income / (loss) in associates	255	(159)	-260.4%	(4,009)	(863)	364.5%
(Loss) / Income before financial results and income tax	(122,786)	61,603	-299.3%	(172,620)	201,926	-185.5%
Financial income	9,368	8,108	15.5%	26,474	33,092	-20.0%
Financial loss	(49,594)	(113,199)	-56.2%	(151,331)	(192,833)	-21.5%
Inflation adjustment	(11,478)	(6,340)	81.0%	(16,545)	(19,903)	-16.9%
(Loss) / Income before income tax expense	(174,490)	(49,828)	250.2%	(314,022)	22,282	-1509.3%
Income tax	(36,463)	17,373	-309.9%	1,101	10,241	-89.2%
(Loss) / Income for the period	(210,953)	(32,455)	550.0%	(312,921)	32,523	-1062.2%
Attributable to:
Owners of the parent	(143,273)	(24,566)	483.2%	(213,771)	42,833	-599.1%
Non-controlling interest	(67,680)	(7,889)	757.9%	(99,150)	(10,310)	861.7%

Balance Sheet (in US$ thousands)

	Sep 30, 2020	Dec 31, 2019	Sep 30, 2019
ASSETS
Non-current assets
Intangible assets, net	2,550,857	3,002,121	2,885,079
Property, plant and equipment, net	79,769	79,612	73,942
Right-of-use asset	6,626	8,380	8,579
Investments in associates	6,442	9,929	12,898
Other financial assets at fair value through profit or loss	3,449	3,309	3,207
Other financial assets at amortized cost	2,609	2,494	2,455
Deferred tax assets	70,887	147,475	142,497
Other receivables	108,821	119,954	118,339
Trade receivables	1,298	1,326	1,319
Total non-current assets	2,830,758	3,374,600	3,248,315
Current assets
Inventories	8,969	11,302	9,002
Other financial assets at fair value through profit or loss	24,470	17,341	31,950
Other financial assets at amortized cost	48,271	66,413	10,327
Other receivables	80,252	101,676	95,621
Current tax assets	17,821	10,311	11,875
Derivative financial instruments	-	27	308
Trade receivables	61,510	104,877	115,199
Cash and cash equivalents	180,236	195,696	257,612
Total current assets	421,529	507,643	531,894
Total assets	3,252,287	3,882,243	3,780,209
EQUITY
Share capital	160,022	160,022	160,022
Share premium	180,486	180,486	180,486
Free distributable reserve	385,055	385,055	385,055
Non-distributable reserve	1,351,883	1,351,883	1,351,883
Currency translation adjustment	(408,213)	(392,101)	(417,914)
Legal reserves	176	176	176
Other reserves	(1,324,871)	(1,324,887)	(1,324,951)
Retained earnings	189,484	403,255	436,989
Total attributable to owners of the parent	534,022	763,889	771,746
Non-controlling interests	322,730	434,725	422,571
Total equity	856,752	1,198,614	1,194,317
LIABILITIES
Non-current liabilities
Borrowings	927,477	1,033,221	1,051,587
Deferred tax liabilities	180,350	233,115	206,940
Other liabilities	605,644	848,410	798,896
Lease liabilities	5,821	5,783	5,769
Trade payables	14,850	798	949
Total non-current liabilities	1,734,142	2,121,327	2,064,141

	Sep 30, 2020	Dec 31, 2019	Sep 30, 2019
Current liabilities
Borrowings	269,557	175,123	158,580
Other liabilities	238,065	230,122	227,310
Lease liabilities	1,066	3,144	3,765
Current tax liabilities	619	5,156	4,932
Derivative financial instruments	188	-	-
Trade payables	151,898	148,757	127,164
Total current liabilities	661,393	562,302	521,751
Total liabilities	2,395,535	2,683,629	2,585,892
Total equity and liabilities	3,252,287	3,882,243	3,780,209

Statement of Cash Flow (in US$ thousands)

	Sep 30, 2020	Sep 30, 2019
Cash flows from operating activities
(Loss) / Income for the period	(312,921)	32,523
Adjustments for:
Amortization and depreciation	154,422	130,067
Deferred income tax	(1,203)	(46,698)
Income tax accrued	102	36,457
Share of loss in associates	4,009	863
Impairment loss	63,273	-
(Gains) / Losses on disposals of property, plant and equipment	(11)	7
Unpaid concession fees	36,086	40,035
Low value, short term and variable lease payments	(876)	(2,142)
Changes in liability for concessions	41,184	62,623
Interest expense	66,666	66,860
Other financial results, net	(8,957)	(22,526)
Net foreign exchange	25,702	53,276
Other accruals	(109)	19,752
Inflation adjustment	15,986	30,170
Acquisition of Intangible assets	(98,068)	(250,557)
Income tax paid	(12,258)	(36,233)
Changes in working capital	19,837	(163,973)
Net cash used in operating activities	(7,136)	(49,496)
Cash flows from investing activities
Cash contribution in associates	(978)	(3,052)
Acquisition of other financial assets	(23,205)	(24,275)
Disposals of other financial assets	36,377	62,178
Purchase of Property, plant and equipment	(6,955)	(10,191)
Acquisition of Intangible assets	(489)	(620)
Loans with related parties	-	3,832
Proceeds from fixed assets disposals	11	-
Other	-	(388)
Net cash provided by investing activities	4,761	27,484
Cash flows from financing activities
Proceeds from cash contributions	-	27,506
Proceeds from borrowings	103,056	165,762
Release of guarantee deposits	(1,047)	-
Leases payments	(2,983)	(3,540)
Loans paid	(59,639)	(53,931)
Interest paid	(31,086)	(51,887)
Debt renegotiation expenses	(8,672)	-
Debt renegotiation premium	(4,672)	-
Dividends paid	-	(11,376)
Net cash (used in) / provided by financing activities	(5,043)	72,534
(Decrease) / Increase in cash and cash equivalents	(7,418)	50,522
Movements in cash and cash equivalents
At the beginning of the period	195,696	244,865
Effects of exchange rate changes and inflation adjustment on cash and cash equivalents	(8,042)	(37,775)
(Decrease) / Increase in cash and cash equivalents	(7,418)	50,522
At the end of the period	180,236	257,612